# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 8-K

## CURRENT REPORT PURSUANT
## TO SECTION 13 OR 15(D) OF THE
## SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **May 16, 2007**

## ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

## DELAWARE
(State or Other Jurisdiction of Incorporation)

| | |
|---|---|
| **0-13163** | **71-0581897** |
| (Commission File Number) | (IRS Employer Identification No.) |

| | |
|---|---|
| **1 Information Way, P.O. Box 8180, Little Rock, Arkansas** | **72203-8180** |
| (Address of Principal Executive Offices) | (Zip Code) |

**501-342-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 1.01     Entry into a Material Definitive Agreement.

### Agreement and Plan of Merger

On May 16, 2007, Acxiom Corporation, a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Axio Holdings LLC, a Delaware limited liability company ("Newco"), and Axio Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Newco ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result the Company will continue as the surviving corporation and a wholly owned subsidiary of Newco (the "Merger"). Newco is controlled by ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund") and Silver Lake Partners II, L.P. (collectively, the "Participants").

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of the Company (the "Common Stock"), other than shares owned by the Company, Newco or Merger Sub, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and will be automatically converted into the right to receive $27.10 in cash, without interest.

The Merger Agreement contains a provision under which the Company may solicit alternative acquisition proposals for the next 60 calendar days, concluding at 12:01 a.m. (Eastern time) on July 16, 2007. Commencing at 12:01 a.m. (Eastern time) on July 16, 2007, the Company will be subject to customary "no-shop" restrictions on its ability to solicit alternative acquisition proposals from third parties, and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals. The no-shop provision is subject to a customary "fiduciary-out" provision, however, which allows the Company under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals.

The Merger Agreement contains certain termination rights for both the Company and Newco. The Merger Agreement provides that, upon termination under specified circumstances, the Company would be required to pay Newco a termination fee of either $22.25 million or $66.75 million, depending on the timing and circumstances of the termination. If the stockholders of the Company fail to approve the proposed transaction, the Company has agreed to reimburse Newco for any transaction expenses incurred by Newco and its affiliates, up to a maximum of $10 million. The Company's reimbursement of Newco's expenses would reduce the amount of any required termination fee that becomes payable by the Company. The Merger Agreement further provides that, upon termination under specified circumstances, Newco would be required to pay the Company a termination fee of $66.75 million. Newco's obligation to pay the termination fee is guaranteed by each of the Participants in separate limited guarantees, each of which covers 50% of Newco's obligation.

Newco has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement. The aggregate proceeds of the commitments, together with the available cash of the Company, will be sufficient for Newco to pay the aggregate merger consideration and all related fees and expenses. Consummation of the Merger is not subject to a financing condition, but is subject to customary conditions to closing, including the approval of Acxiom stockholders and receipt of requisite antitrust approvals.

The Board of Directors of the Company (the "Board of Directors") and a special committee of the Board of Directors composed entirely of independent directors (the "Special Committee") unanimously approved the Merger Agreement. Stephens Inc. and Merrill Lynch & Co. served as the financial advisors to the Special Committee. On May 16, 2007, Stephens and Merrill Lynch delivered opinions to the Special Committee and the Board of Directors that, as of the date of the opinions, the merger consideration to be received by the holders of shares of Common Stock (other than the shares of Common Stock held by affiliates of the Company who have an understanding, arrangement or other agreements with Newco or the surviving corporation or any of their affiliates, including any shares of Common Stock acquired by Newco immediately prior to the effective time of the Merger pursuant to any equity rollover commitments or other agreements with holders of shares of Common Stock), pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Common Stock, in the aggregate.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

On May 16, 2007, the Company issued a press release announcing that it had entered into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Newco or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

### Amendment No. 2 to the Stockholder Agreement

On August 5, 2006, Acxiom Corporation entered into a definitive agreement (the "Stockholder Agreement") with VA Partners, LLC, ValueAct Master Fund, ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC (together the "ValueAct Group"), all of whom are stockholders of Acxiom, as amended on September 20, 2006 and May 16, 2007. The Stockholder Agreement was entered into in connection with the termination of the proxy solicitation by the ValueAct Group for Acxiom's 2006 annual meeting of stockholders. Pursuant to the Stockholder Agreement, among other things, Jeffrey W. Ubben, an affiliate of the ValueAct Group, and an independent director were appointed to the board of directors and the ValueAct Group agreed to certain trading, voting and sale provisions with respect to their shares of Acxiom common stock.

On May 16, 2007, the Company and the ValueAct Group entered into Amendment No. 2 (the "Stockholder Amendment") to the Stockholder Agreement. The Stockholder Amendment permits Newco, an affiliate of the ValueAct Group, to enter into the Merger Agreement and ValueAct Master Fund to enter into the Voting Agreement (as defined below), and to consummate the transactions contemplated thereby, in compliance with the terms and conditions set forth in the Merger Agreement and the Voting Agreement, as applicable.

The foregoing description of the Stockholder Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Stockholder Amendment, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

### Voting Agreement

On May 16, 2007, the Company and ValueAct Master Fund entered into a voting agreement (the "Voting Agreement") pursuant to which ValueAct Master Fund agreed to vote in favor of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated thereby, under specified circumstances. Further, ValueAct Master Fund agreed to vote in favor of a Superior Proposal (as such term is defined in the Merger Agreement) if recommended by the Board of Directors or the Special Committee of the Board of Directors of the Company to its shareholders, under specified circumstances. In addition, ValueAct Master Fund agreed not to directly or indirectly transfer the shares of Common Stock it owns from the period beginning on May 16, 2007 through the earlier of December 28, 2007 or the Termination Date (as defined in the Voting Agreement).

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

*Important Additional Information Regarding the Merger Will be Filed With the SEC:*

In connection with the proposed transaction, Acxiom will be filing a proxy statement and relevant documents concerning the transaction with the Securities and Exchange Commission ("SEC"). SECURITY HOLDERS OF ACXIOM ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations, Acxiom Corporation, 1 Information Way, Little Rock, AR 72202 (501-342-3545). In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's web site at www.sec.gov.

Acxiom and its directors, executive officers and certain other members of its management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Acxiom's stockholders in connection with the transaction, which may be different than those of Acxiom stockholders generally. Information regarding the interests of such directors and executive officers is included in Acxiom's proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and information concerning all of Acxiom's participants in the solicitation will be included in the proxy statement relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at http://www.sec.gov and from Investor Relations, Acxiom Corporation, 1 Information Way, Little Rock, AR 72202 (501-342-3545).

**Item 3.03 Material Modification to Rights of Security Holders.**

On May 16, 2007, the Company and Computershare Trust Company, N.A., a national banking association (successor to First Chicago Trust Company of New York) (the "Rights Agent") entered into Amendment No. 2 (the "Amendment") to the Rights Agreement between the Company and the Rights Agent dated January 28, 1998, as amended by Amendment No. 1 dated May 26, 1998, (the "Rights Agreement"). The Amendment permits the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Merger, without triggering the provisions of the Rights Agreement. In addition, the Amendment provides that the Rights Agreement will terminate immediately prior to the effective time of the Merger.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is included as Exhibit 4.1 to this Current Report on Form 8-K and incorporated herein by reference.

**Item 9.01 Financial Statements and Exhibits.**

**(d)    Exhibits**

The following exhibits are filed herewith:

| Exhibit Number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger by and among Axio Holdings LLC, Axio Acquisition Corp. and Acxiom Corporation, dated May 16, 2007 |
| 4.1 | Amendment No. 2 to the Right Agreement between Computershare Trust Company and Acxiom Corporation, dated May 16, 2007 (1) |
| 10.1 | Amendment No. 2 to the Agreement by and among Acxiom Corporation, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC, dated May 16, 2007 |
| 10.2 | Voting Agreement by and between Acxiom Corporation and ValueAct Capital Master Fund, L.P., dated May 16, 2007 |
| 99.1 | Press Release dated May 16, 2007 |

(1) Previously filed as Exhibit 4.4 to the Registrant's Form 8-A/A with the Securities and Exchange Commission on May 17, 2007 and incorporated herein by reference.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 22, 2007

ACXIOM CORPORATION

By:  /s/ Jerry C. Jones
Name:  Jerry C. Jones
Title:   Business Development/Legal Leader

# EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger by and among Axio Holdings LLC, Axio Acquisition Corp. and Acxiom Corporation, dated May 16, 2007 |
| 4.1 | Amendment No. 2 to the Right Agreement between Computershare Trust Company and Acxiom Corporation, dated May 16, 2007 (1) |
| 10.1 | Amendment No. 2 to the Agreement by and among Acxiom Corporation, VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC, dated May 16, 2007 |
| 10.2 | Voting Agreement by and between Acxiom Corporation and ValueAct Capital Master Fund, L.P., dated May 16, 2007 |
| 99.1 | Press Release dated May 16, 2007 |

(1) Previously filed as Exhibit 4.4 to the Registrant's Form 8-A/A with the Securities and Exchange Commission on May 17, 2007 and incorporated herein by reference.

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

AXIO HOLDINGS LLC

AXIO ACQUISITION CORP.

and

ACXIOM CORPORATION

Dated as of May 16, 2007

# TABLE OF CONTENTS

# TABLE OF CONTENTS
## (Continued)

# TABLE OF CONTENTS
## (Continued)

## EXHIBITS:

| | |
|---|---|
| Exhibit A | Limited Guarantee |
| Exhibit B | Voting Agreement |
| Exhibit C | Rights Plan Amendment |
| Exhibit D | Certificate of Incorporation |

# AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of May 16, 2007 by and among Axio Holdings LLC a Delaware limited liability company ("Newco"), Axio Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Newco ("Merger Sub"), and Acxiom Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

## W I T N E S S E T H:

WHEREAS, the Company Board (acting on the unanimous recommendation of a Special Committee of the Company Board) has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), upon the terms and subject to the conditions set forth herein, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with the DGCL upon the terms and conditions contained herein.

WHEREAS, the managing members of Newco and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with the DGCL upon the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, ValueAct Capital Master Fund, L.P. and Silver Lake Partners II, L.P. (each, a "Guarantor" and together, the "Guarantors") have each entered into a limited guarantee, dated as of the date hereof and in the form attached hereto as Exhibit A, in favor of the Company with respect to the obligations of Newco and Merger Sub arising under, or in connection with, this Agreement (each, a "Guarantee" and together, the "Guarantees").

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, ValueAct Capital Master Fund, L.P. has entered into the Voting Agreement with the Company, dated as of the date hereof (the "Voting Agreement"), in the form attached hereto as Exhibit B.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Newco and Merger Sub to enter into this Agreement, the Company and First Chicago Trust Company of New York are entering into an amendment, dated as of the date hereof and in the form attached hereto as Exhibit C (the "Rights Plan Amendment"), to that certain Rights Agreement, dated as of January 28, 1998, as amended (the "Company Rights Plan"), so as to render the rights issued thereunder inapplicable to this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby.

WHEREAS, Newco, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Newco, Merger Sub and the Company hereby agree as follows:

## ARTICLE I
## DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions   For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a)   "Acceptable Confidentiality Agreement" shall mean a confidentiality agreement that (i) contains provisions with respect to confidentiality that are no less favorable in the aggregate to the Company than those confidentiality provisions contained in the Confidentiality Agreement, and (ii) does not contain provisions prohibiting the Company from providing to Newco information or any writings relating to or provided by such Person, any negotiations with such Person or the terms and conditions of any Acquisition Proposal.

(b)   "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Newco or Merger Sub) to engage in an Acquisition Transaction.

(c)   "Acquisition Transaction" shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or "group" (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Common Stock outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or "group" (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or "group" beneficially owning more than twenty percent (20%) of the Company Common Stock outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, reorganization, share exchange, recapitalization, business combination or other similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or net assets of the Company and its Subsidiaries, taken as a whole) that, if consummated in accordance with its terms, would result in any Person or "group" (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than twenty percent (20%) of the voting equity interests (outstanding as of the consummation of such transaction) in the surviving or resulting entity of such transaction; (iii) a sale, transfer, lease, exchange, license, acquisition or disposition of any business or businesses or assets that constitute or account for (A) more than twenty percent (20%) of the consolidated net assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof) or (B) more than twenty percent (20%) of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, taken as whole; or (iv) a liquidation, dissolution or other winding up of the business of the Company and its Subsidiaries, taken as whole.

(d)     "Affiliate" shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.   For purposes of the immediately preceding sentence, the term "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e)     "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(f)     "Business Day" shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.

(g)     "Code" shall mean the Internal Revenue Code of 1986, as amended.

(h)     "Company Balance Sheet" shall mean the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006.

(i)     "Company Board" shall mean the board of directors of the Company.

(j)     "Company Capital Stock" shall mean the Company Common Stock and the Company Preferred Stock.

(k)     "Company Common Stock" shall mean the common stock, par value $0.10 per share, of the Company, together with the Preferred Stock Purchase Rights appurtenant thereto issued under the Company Rights Plan.

(l)    "Company Intellectual Property" shall mean all Intellectual Property that is used or held for use by the Company or any of its Subsidiaries in connection with the business of the Company and its Subsidiaries.

(m)    "Company Intellectual Property Rights" shall mean all of the Intellectual Property Rights owned by, or filed in the name of, the Company or any of its Subsidiaries.

(n)    "Company Material Adverse Effect" shall mean any change, effect, event, circumstance or development (each, a "Change", and collectively, "Changes"), individually or in the aggregate, and taken together with all other Changes, that has had, or would reasonably be expected to have, a materially adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; *provided, however,* that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a "Company Material Adverse Effect," and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from, relating to or arising out of any of the following shall be taken into account when determining whether a "Company Material Adverse Effect" has occurred or may, would or could occur: (i) general economic conditions in the United States or any other country (or changes therein), general conditions in the financial markets in the United States or any other country (or changes therein) and general political conditions in the United States or any other country (or changes therein), in any such case to the extent that such conditions do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company operates; (ii) general conditions in the industries in which the Company and its Subsidiaries conduct business (or changes therein), in any such case to the extent that such conditions do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company operates; (iii) any conditions arising out of acts of terrorism or war, weather conditions or other force majeure events to the extent that such conditions do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company operates; (iv) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (1) the loss or departure of officers or other employees of the Company or any of its Subsidiaries, (2) the termination or potential termination of (or the failure or potential failure to renew) any Contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise, and (3) any other negative development (or potential negative development) in the Company's relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or otherwise; (v) any actions taken, or failure to take action, or such other Changes, in each case, which Newco has approved, consented to or requested in writing; (vi) any changes in Law or in GAAP (or the interpretation thereof); (vii) changes in the Company's stock price or the trading volume of the Company's stock, in and of itself; (viii) any failure by the Company to meet any published analyst estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood and hereby agreed that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be deemed to constitute, or be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect); and (ix) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) resulting from, relating to or arising out of this Agreement or any of the transactions contemplated hereby.

(o)     "Company Options" shall mean any and all outstanding options to purchase shares of Company Common Stock.

(p)     "Company Preferred Stock" shall mean the preferred stock, par value $1.00 per share, of the Company.

(q)     "Company Stock Plans" shall mean (i) the Company's Amended and Restated Key Associate Stock Option Plan, (ii) the Company's 2005 Equity Compensation Plan, (iii) the Company's 2005 Stock Purchase Plan, (iv) the Company's U.K. Share Option Scheme and (v) any other compensatory option plans or Contracts of the Company, including option plans or Contracts assumed by the Company pursuant to a merger, acquisition or other similar transaction.

(r)     "Company Stockholders" shall mean holders of shares of Company Capital Stock, in their respective capacities as such.

(s)     "Company Termination Fee" shall mean an amount, in cash, equal to $66,750,000; *provided, however*, that "Company Termination Fee" shall mean an amount, in cash, equal to $22,250,000 in the event that this Agreement is terminated by the Company pursuant to Section 8.1(g) at any time prior to the No Shop Period Start Date.

(t)     "Company Warrants" shall mean any and all outstanding warrants to purchase Company Common Stock.

(u)     "Confidentiality Agreement" shall mean that certain confidentiality agreement, dated April 24, 2007, by and between the Company and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P, and ValueAct Capital Management, LLC.

(v)     "Contract" shall mean any contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense or other instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing.

(w)    "Default" shall mean (i) any actual breach or default, (ii) the occurrence of an event that, with the passage of time, the giving of notice or both would, constitute a breach or default or (iii) the occurrence of an event that, with or without the passage of time, the giving of notice or both, would give rise to a right of termination, renegotiation or acceleration.

(x)    "Delaware Law" shall mean the DGCL and any other applicable law (including common law) of the State of Delaware.

(y)    "DOJ" shall mean the United States Department of Justice or any successor thereto.

(z)    "DOL" shall mean the United States Department of Labor or any successor thereto.

(aa)    "Domain Name" shall mean any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet.

(bb)    "Environmental Law" shall mean any and all applicable laws and regulations promulgated thereunder, relating to the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any individual to Hazardous Substances or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances or the investigation, clean-up or other remediation or analysis thereof.

(cc)    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(dd)    "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ee)    "FTC" shall mean the United States Federal Trade Commission or any successor thereto.

(ff)    "GAAP" shall mean generally accepted accounting principles, as applied in the United States.

(gg)    "Governmental Authority" shall mean (i) any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any administrative or regulatory agency or other governmental or quasi-governmental authority or instrumentality, in each case whether federal, state, county, provincial, and whether local or foreign, (ii) any court, tribunal, judicial body, governmental arbitrator or other similar entity or body, (iv) any stock exchange or other similar self regulatory organization, body or commission, and (iv) any works council, employee trade union or other similar organization or body.

(hh) "Hazardous Substance" shall mean any substance, material or waste that is characterized or regulated under any Environmental Law as "hazardous," "pollutant," "contaminant," "toxic" or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(ii) "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(jj) "Intellectual Property" shall mean any or all of the following: (i) proprietary inventions (whether patentable or not), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (ii) business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person including databases and data collections and all rights therein; (iii) works of authorship (including computer programs, source code, object code, whether embodied in software, firmware or otherwise), architecture, documentation, files, records, schematics, verilog files, netlists, emulation and simulation reports, test vectors and hardware development tools; (iv) embodiments of any trademarks, service marks, tradenames, logos, trade dress, designs and other indicators of sources, and (v) any similar or equivalent property of any of the foregoing (as applicable).

(kk) "Intellectual Property Rights" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("Patents"); (ii) copyrights, copyrights registrations and applications for registration therefor, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated ("Copyrights"); (iii) industrial designs and any registrations and applications for registration therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor ("Trademarks"); (v) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person; including databases and data collections and all rights therein ("Trade Secrets"); and (vi) any similar or equivalent rights to any of the foregoing (as applicable).

(ll) "IRS" shall mean the United States Internal Revenue Service or any successor thereto.

(mm) "Knowledge" of the Company, with respect to any matter in question, shall mean the actual knowledge of any directors or executive officers of the Company.

(nn) "Law" shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(oo) "Legal Proceeding" shall mean any action, claim, suit, litigation, arbitration, or other legal proceeding (public or private) or criminal prosecution by or before any Governmental Authority.

(pp) "Liabilities" shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

(qq) "Licensed Company Intellectual Property" shall mean all Company Intellectual Property and Company Intellectual Property Rights, other than the Owned Company Intellectual Property.

(rr) "Lien" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(ss) "Nasdaq" shall mean the NASDAQ Global Select Market, any successor inter-dealer quotation system operated by the Nasdaq Stock Market, Inc. or any successor thereto.

(tt) "Newco Termination Fee" shall mean an amount in cash equal to $66,750,000.

(uu) "Order" shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

(vv) "Owned Company Intellectual Property" shall mean that portion of the Company Intellectual Property and Company Intellectual Property Rights that is owned by the Company and its Subsidiaries.

(ww) "Permitted Liens" shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Company Balance Sheet in accordance with GAAP; (ii) mechanics, carriers', workmen's, warehouseman's, repairmen's, materialmen's or other statutory Liens to secure claims for labor, materials or supplies, in all cases for sums not yet due and payable arising in the ordinary course of business; (iii) statutory and contractual Liens to secure obligations to landlords, lessors or renters under leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) that are not in Default; (iv) pledges or deposits to secure obligations under workers' compensation Laws or similar legislation; (v) pledges and deposits to secure the performance of bids, trade contracts, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case which are not in Default and are in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, that individually or in the aggregate, do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries or otherwise materially impair the Company's or any of its Subsidiaries' operation of its business; and (vii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006 or the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006.

(xx)  "Person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

(yy)  "Sarbanes-Oxley Act" shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(zz)  "SEC" shall mean the United States Securities and Exchange Commission or any successor thereto.

(aaa)  "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(bbb)  "Significant Subsidiary" shall have the meaning as set forth in Rule 1-02 of Regulation S-X of the SEC.

(ccc)  "Special Committee" shall mean a committee of the Company Board, the members of which are not affiliated with Newco or Merger Sub and are not members of the Company's management, formed for the purpose of, among other things,

evaluating and making a recommendation to the Company Board with respect to this Agreement and the Merger.

(ddd) "Subsidiary" of any first Person shall mean: (i) another Person, more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned or controlled, directly or indirectly, by the first Person or by one of more other Subsidiaries of the first Person or by the first Person and one or more other Subsidiaries thereof; (ii) a partnership of which the first Person, or one or more other Subsidiaries of the first Person or the first Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which the first Person or one or more other Subsidiaries of the first Person or the first Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(eee) "Superior Proposal" shall mean any *bona fide* written Acquisition Proposal (provided that, for purposes of this definition, all references therein to "twenty percent (20%)" shall be references to "eighty percent (80%)") with respect to which the Company Board or the Special Committee shall have determined in good faith (after consultation with its independent financial advisor and outside counsel (it being understood and hereby agreed that the independence of such financial advisor shall be determined by the Company Board or the Special Committee, as the case may be), and after considering in good faith (i) the terms and conditions of such proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation and the likelihood and timing of consummation in light of all financing, regulatory, legal and other aspects of such proposal, and (ii) any counter-proposal(s) made by Newco during the three-Business Day period referenced in Section 8.1(g)) that the Acquisition Transaction contemplated by such Acquisition Proposal would be more favorable to the Company Stockholders (in their capacity as such) than the Merger.

(fff) "Tax" shall mean any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

| Term | Section Reference |
| --- | --- |
| Agreement | Preamble |

| Term | Section Reference |
|---|---|
| Other Required Newco Filings | 4.6(a) |
| Option Consideration | 2.7(e) |
| Payment Agent | 2.8(a) |
| Per Share Price | 2.7(a)(i) |
| Permits | 3.19 |
| Proxy Statement | 3.29(a) |
| Recommendation Change | 5.3(a) |
| Requisite Stockholder Approval | 3.2 |
| Rights Plan Amendment | Recitals |
| Specified Person | 8.3(f) |
| Subsidiary Securities | 3.6(b) |
| Surviving Corporation | 2.1 |
| Tax Returns | 3.16(a) |

1.3 Certain Interpretations

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words "include," "includes" and "including," when used herein, shall be deemed in each case to be followed by the words "without limitation."

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) When reference is made herein to "ordinary course of business," such reference shall be deemed mean "ordinary course of the Company's business and consistent with the Company's past practices."

(f) Unless otherwise indicted, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an

agreement or other document will be construed against the party drafting such agreement or document.

## ARTICLE II
## THE MERGER

2.1 **The Merger** Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the "Surviving Corporation."

2.2 **The Effective Time** Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Newco, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance satisfying the requirements of the DGCL (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") in accordance with the applicable provisions of the DGCL; *provided, however,* that in no event shall Newco or Merger Sub be required to cause the Merger to be consummated during the period from August 25, 2007 through and including September 14, 2007 (the time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Newco, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the "Effective Time").

2.3 **The Closing** The consummation of the Merger (the "Closing") shall take place at a closing to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation in New York, New York, on a date and at a time to be agreed upon by Newco, Merger Sub and the Company, which date shall be no later than the second ($2^{nd}$) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), or at such other location, date and time as Newco, Merger Sub and the Company shall mutually agree upon in writing; *provided, however,* that in no event shall Newco or Merger Sub be required to cause the Merger to be consummated during the period from August 25, 2007 through and including September 14, 2007. The date upon which the Closing actually occurs pursuant hereto is referred to herein as the "Closing Date."

2.4 **Effect of the Merger** At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws

(a) Certificate of Incorporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company shall be amended to read in its entirety as set forth in Exhibit D and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.8(a), the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The Company shall obtain and deliver to Merger Sub the valid resignations, effective as of the Effective Time, of each director of each of the Company's Subsidiaries (except those directors as may be designated by Merger Sub to the Company in writing prior to Closing).

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7 Effect on Capital Stock

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Newco, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Common Stock. Each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than (A) shares of Company Common Stock owned by Newco, Merger Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Newco, Merger Sub or the Company, in each case immediately prior to the Effective Time, and (B) any Dissenting Company Shares) shall be cancelled, retired and cease to exist and automatically converted into the right to receive cash in an amount equal to $27.10 (the "Per Share Price"), without interest thereon, upon the surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.10).

(ii)   Owned Company Common Stock.  Each share of Company Common Stock owned by Newco, Merger Sub or the Company, or by any direct or indirect wholly-owned Subsidiary of Newco or Merger Sub, in each case immediately prior to the Effective Time, shall be cancelled, retired and cease to exist without any conversion thereof or consideration paid therefor.  Notwithstanding the foregoing, any shares of Company Common Stock owned by any direct or indirect wholly-owned Subsidiaries of the Company shall not be cancelled and shall remain outstanding.

(iii)   Capital Stock of Merger Sub.  Each share of common stock, par value $.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.  Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b)   Adjustment to Per Share Price.  The Per Share Price and any other term of this Agreement that is dependent on the Per Share Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(c)   Statutory Rights of Appraisal.

(i)   Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, "Dissenting Company Shares") shall not be converted into, or represent the right to receive, the Per Share Price pursuant to Section 2.7(a).  At the Effective Time, all Dissenting Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each such Company Stockholder shall cease to have any rights with respect thereto, except for such rights as are granted by the DGCL to a holder of Dissenting Company Shares.  Such Company Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.8.

(ii)     The Company shall give Newco (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares.  The Company shall not, except with the prior written consent of Newco or unless otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.

(d)     Company Restricted Stock. Prior to the Effective Time, except as otherwise agreed to by Newco and a holder of a share of Company Restricted Stock or a Restricted Stock Unit, the Company shall provide that (i) all outstanding shares of Restricted Stock not previously forfeited and granted pursuant to the 2005 Equity Compensation Plan of the Company, as amended, shall become free of all restrictions and limitations and become fully vested and transferable, and (ii) all outstanding Restricted Stock Units not previously forfeited and granted pursuant to the 2005 Equity Compensation Plan of the Company, as amended, shall become free of all restrictions and limitations and the shares of Company Common Stock issued in connection therewith shall become fully vested and transferable. Thereafter, each share of Restricted Stock and each share of Company Common Stock issued in connection with a Restricted Stock Unit shall be treated as a share of Company Common Stock in accordance with Section 2.7(a)(i).

(e)     Company Options.  Except as otherwise agreed by Newco and a holder of a Company Option, Newco shall not assume any Company Options in connection with the Merger or any other transactions contemplated by this Agreement. Upon the terms and subject to the conditions set forth in this Agreement, except as otherwise agreed to by Newco and a holder of a Company Option or as set forth in Section 2.7(e) of the Company Disclosure Schedule, at the Effective Time, by virtue of the Merger and without any action on the part of Newco, Merger Sub, the Company or the holders of Company Options, the Company shall take such action as may be necessary so that the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full in accordance with the terms thereof and except as otherwise agreed to by the holder thereof and Newco, thereupon cancelled and automatically converted into the right to receive an amount in cash, if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time, and (y) the Per Share Price, *less* the per share exercise price of such Company Option (the "Option Consideration") (it being understood and agreed that such exercise price shall not actually be paid to the Company by the holder of a Company Option). Newco shall, or shall cause the Company to, pay to holders of Company Options the Option Consideration, less applicable Taxes required to be withheld with respect to such payments, as soon as reasonably practicable following the Effective Time.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)     Company Warrants. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Newco, Merger Sub, the Company or the holders of Company Warrants, each Company Warrant that is outstanding as of immediately prior to the Effective Time shall remain outstanding as of the Effective Time and thereupon be converted into the right to receive, upon the valid exercise thereof in accordance with the terms thereof, an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time, and (y) the Per Share Price, *less* the per share exercise price of such Company Warrant.

(g)     Employee Stock Purchase Plan. Prior to the Effective Time, the Company shall take all actions necessary pursuant to the terms of the Company's 2005 Stock Purchase Plan (the "ESPP") to (i) shorten each purchase and/or offering period under the ESPP that extends beyond the Effective Time (the "Current Offering") such that a new purchase date for the Current Offering shall occur prior to the Effective Time and shares of Common Stock shall be purchased by the Company ESPP participants prior to the Effective Time, (ii) to the extent not prohibited by Code Section 423, preclude the purchase under the ESPP on or after the date of this Agreement of an aggregate number of shares of Common Stock in excess of 16,666 during any monthly offering period (other than the monthly offering period in which occurs the date of this Agreement), (iii) preclude the commencement of any new purchase and/or offering period that will extend beyond the Effective Time. The Company shall take all actions necessary so that the ESPP shall terminate immediately prior to the Effective Time. The Company agrees to take any and all actions necessary, to approve and effectuate the foregoing provisions of this Section 2.7(g).

2.8 Exchange of Certificates

(a)     Payment Agent. Prior to the Effective Time, Newco shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the "Payment Agent").

(b)     Exchange Fund. At the Closing, Newco shall deposit (or cause to be deposited) with the Payment Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which holders of Company Common Stock and holders of Company Stock-Based Awards and Company Options become entitled under this Article II. Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Newco or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services Inc. or Standard & Poor's Corporation, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the SEC or otherwise) (such cash amount being referred to herein as the "Exchange Fund"). Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article II (including with respect to former Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under Section 262 of the DGCL), Newco shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article II.

(c) Payment Procedures. Promptly following the Effective Time, Newco and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares) (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the aggregate Per Share Price payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Newco (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares of Company Common Stock on a book-entry account statement (it being understood and hereby agreed that any references herein to "Certificates" shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock)), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be reasonably required by Newco, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock evidenced by such Certificates, by (y) the Per Share Price (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Per Share Price payable upon the surrender of such Certificates pursuant to this Section 2.8. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect of each share of Company Common Stock represented thereby pursuant to the provisions of this Article II.

(d)     Transfers of Ownership.  In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Newco (or any agent designated by Newco) any transfer or other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Newco (or any agent designated by Newco) that such transfer or other Taxes have been paid or are otherwise not payable.

(e)     Required Withholding.  Each of the Payment Agent, Newco and the Surviving Corporation shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company-Based Stock Awards and Company Options such amounts as may be required to be deducted or withheld therefrom under United States federal or state, local or foreign Tax Laws.  To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)     No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Newco, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Company Common Stock or any other Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)     Distribution of Exchange Fund to the Surviving Corporation.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates on the date that is six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates evidencing such shares of Company Common Stock for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock evidenced by such Certificates solely to the Surviving Corporation, as general creditors thereof, for any claim to the applicable Per Share Price to which such holders may be entitled pursuant to the provisions of this Article II.

2.9 No Further Ownership Rights in Company Common Stock  From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate theretofore representing any shares of Company Common Stock (other than Dissenting Company Shares) shall cease to have any rights with respect thereto, except the right to receive the aggregate Per Share Price payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Per Share Price paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.10 <u>Lost, Stolen or Destroyed Certificates</u> In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the aggregate Per Share Price payable in respect thereof pursuant to Section 2.7; *provided, however*, that the Surviving Corporation may, in its discretion and as a condition precedent to the payment of such aggregate Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Newco, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 <u>Necessary Further Actions</u> If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take all such lawful and necessary action.

# ARTICLE III
# REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedule, arranged in parts corresponding to the numbered and lettered sections and paragraphs set forth in this <u>Article III</u>, delivered by the Company to Newco on the date of this Agreement (the "<u>Company Disclosure Letter</u>"), or (ii) to the extent specifically disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, the Company's Definitive Proxy Statement for the 2006 Annual Meeting of the Company Stockholders and the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (as on file prior to the date hereof, collectively, the "<u>Current Company SEC Reports</u>") (it being understood that nothing disclosed in any risk factor or in any section relating to or containing forward looking statements in any of the Current Company SEC Reports shall be deemed disclosed in a Current Company SEC Report for the purposes of this Agreement), the Company hereby represents and warrants to Newco and Merger Sub as follows:

### 3.1 Authorization

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and subject, in the case of the consummation of the Merger, to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby other than, with respect to the consummation, obtaining the Requisite Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Newco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally, and (b) is subject to general principles of equity.

(b)    At a meeting duly called and held on May 16, 2007, the Company Board (acting on the unanimous recommendation of a Special Committee of the Company Board) (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with the DGCL upon the terms and conditions contained herein, and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the applicable provisions of the DGCL and directed that this Agreement be submitted for consideration by the Company Stockholders at the Company Stockholder Meeting (the "Company Board Recommendation").

3.2    Requisite Stockholder Approval    Assuming that the representations and warranties of Newco and Merger Sub set forth in Section 4.7 are accurate, the affirmative vote of the holders of a two-thirds of the votes entitled to be cast by the holders of the outstanding shares of Company Common Stock (the "Requisite Stockholder Approval") is the only vote of the holders of any class or series of Company Capital Stock that is necessary under applicable Law and the Company's Amended and Restated Certificate of Incorporation and the Company's Amended and Restated Bylaws (the "Bylaws") to adopt and approve this Agreement and consummate the Merger and the other transactions contemplated by this Agreement.

3.3 Non-Contravention and Required Consents    The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the Merger and the other transactions contemplated hereby and the compliance by the Company with any of the provisions hereof do not and will not directly or indirectly (with or without notice or lapse of time or both) (i) violate or conflict with any provision of the certificate of incorporation, bylaws, or other applicable constituent documents of the Company or any its Significant Subsidiaries, (ii) subject to obtaining such Consents set forth in Section 3.4 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 3.4 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (iv) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect or a material adverse effect on the ability of the parties to consummate the Merger.

### 3.4 Required Governmental Approvals.

No consent, approval, franchise, license, Order or authorization of, or filing or registration with, or application or notification to, or permit, inspection, waiver, or exemption from (any of the foregoing being a "Consent"), any Governmental Authority is required on the part of the Company in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, except (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, and (iv) such other Consents, the failure of which to obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

### 3.5 Organization and Standing

The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. Each of the Company's Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the "good standing" concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the "good standing" concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has delivered or made available to Newco complete and accurate copies of the certificates of incorporation, bylaws, or other applicable constituent documents, as amended to date, of the Company and the Significant Subsidiaries and such certificates of incorporation, bylaws or other applicable constituent documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent documents, except for such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

### 3.6 Subsidiaries

(a)      Section 3.6(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of stockholders of each Significant Subsidiary. Except as set forth in Section 3.6(a) of the Company Disclosure Letter, all outstanding shares of capital stock of, or other equity interests in, the Significant Subsidiaries are owned by the Company or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Liens. All such issued and outstanding shares of capital stock or other ownership interests are validly issued, fully paid and nonassessable and no such shares or other equity interests have been issued in violation of any preemptive or similar rights. No shares of capital stock of, or other equity interests in, any Subsidiary of the Company are reserved for issuance.

(b)      There are no outstanding (i) securities of the Company or any of its Significant Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Significant Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Significant Subsidiaries, or that obligate the Company or any of its Significant Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Significant Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Significant Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Significant Subsidiaries of the Company, being referred to collectively as "Subsidiary Securities"), or (iv) other obligations by the Company or any of its Significant Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company or dividends paid thereon or revenues, earnings or financial performance or any other attribute of any Significant Subsidiary.

### 3.7 Capitalization

(a)    The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, and (ii) 1,000,000 shares of Company Preferred Stock.  As of the close of business on May 11, 2007: (A) 78,751,353 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding, and (C) there 32,862,138 shares of Company Capital Stock held by the Company as treasury shares.  All outstanding shares of Company Common Stock are, or when issued in accordance with the terms of the Company Stock Plans will be, validly issued, fully paid, nonassessable and free of any preemptive rights and no such shares or other equity interests have been issued in violation of any preemptive or similar rights.

(b)    The Company has reserved 925,372 shares of Company Common Stock for issuance under the Company Stock Plans.  As of the close of business on May 11, 2007, there were outstanding Company Options to purchase 11,666,959 shares of Company Common Stock and 504,874 shares of Company Common Stock issuable under performance shares granted under the Company Stock Plans and 1,480,151 shares reserved for issuance upon the exercise of Company Warrants.  Since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, other than as permitted by Section 5.1(b).

(c)    Set forth in Section 3.7(c) of the Company Disclosure Letter is a true, correct and complete list, as of May 15, 2007, of (i) each of the Company Stock Plans, (ii) each Company Option (such list to include the name of the holder, the Company Stock Plan under which such options were issued, the number of shares subject thereto, the exercise prices thereof, the expiration date and a description of the vesting provisions thereof, including the dates of any scheduled time-vesting terms thereof and those that require acceleration of such vesting by virtue of the Merger), and (iii) each Company Warrant (such list to include the name of the holder, the number of shares issuable under outstanding Company Warrants, the exercise prices thereof and the expiration dates thereof.

(d)    There are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company or any Significant Subsidiaries (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as "Company Securities") and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company to grant, extend or enter into any such agreements. No direct or indirect Subsidiary of the Company owns any Company Common Stock.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company.

(f) Except for the capital stock or other equity interests of its Subsidiaries, the Company does not own, directly or indirectly, (i) any shares of outstanding capital stock of any other corporation or securities convertible into or exchangeable for capital stock of any other corporation or (ii) any equity or other participating interest in the revenues or profits of any Person, and neither the Company nor any Significant Subsidiary is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

3.8 Company SEC Reports

The Company has filed all forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof, and the Company will file prior to the Effective Time all forms, reports and documents with the SEC that are required to be filed by it under applicable Laws prior to such time (all such forms, reports and documents, together with all exhibits and schedules thereto, the "Company SEC Reports"). Each SEC Report complied, or will comply, as the case may be, as of its filing date, as to form (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the Sarbanes Oxley Act, as the case may be, each as in effect on the date such SEC Report was, or will be, filed. True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Newco or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report, except as disclosed in certifications filed with the Current Company SEC Reports.

3.9 Company Financial Statements

(a)     The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q), and fairly present in all material respects, or will present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b)     The Company maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information concerning the Company and the Significant Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC.

(c)     The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)     Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company's consolidated financial statements.

3.10    No Undisclosed Liabilities

Neither the Company nor any of its Subsidiaries has any liabilities of a nature, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Current Company SEC Reports, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2006, in excess of $2 million individually or $7 million in the aggregate, and (d) Liabilities that do not and would not, individually or in the aggregate, have a Company Material Adverse Effect.

### 3.11 Absence of Certain Changes

(a)    Since December 31, 2006 through the date hereof, except for actions expressly contemplated by this Agreement, the business of the Company and its Significant Subsidiaries has been conducted, in all material respects, only in the ordinary course consistent with past practice.

(b)    Since December 31, 2006 through the date hereof, there has not been or occurred any Company Material Adverse Effect that is continuing.

(c)    Since December 31, 2006 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.1(b) if proposed to be taken after the date hereof.

### 3.12 Material Contracts

(a)    For all purposes of and under this Agreement, a "Material Contract" shall mean:

(i)    any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries, taken as whole;

(ii)    any employment or consulting Contract (in each case, under which the Company has continuing obligations as of the date hereof) (A) with any current or former executive officer or other employee of the Company or its Subsidiaries or member of the Company Board providing for an annual base salary in excess of $300,000; (B) the terms of which obligate or may in the future obligate the Company or any of its Subsidiaries to make any severance, termination or similar payment in excess of $250,000 to any current employee following termination of employment or in connection with the transactions contemplated by this Agreement; or (C) pursuant to which the Company or any of its Subsidiaries or the Surviving Corporation is obligated to make any bonus payment (other than payments constituting sales commissions or sales-related bonuses) in excess of $300,000 to any current or former employee or director;

(iii)    any Contract containing any covenant (A) limiting the ability of the Company or any Subsidiary or Affiliate, or to the Knowledge of the Company, any executive officer of the Company, to compete in any material respect (or Newco or any of its Affiliates (other than the Company and its Subsidiaries after the Closing) in any respect) in any line of business or, where material, with any Person or in any geographic area or during any period of time, (B) requiring the Company or any Subsidiary or Affiliate to use any supplier or third party for all or substantially all of its material requirements or needs, (C) limiting or purporting to limit in any material respect the ability of the Company or any Subsidiary or Affiliate to solicit any customers or clients of the other parties thereto, (D) requiring the Company or any Subsidiary or Affiliate to provide to the other parties thereto "most favored nations" pricing or (E) requiring the Company or any Subsidiary or Affiliate to market or co-market any products or services of a third party, (F) limiting the right of the Company or any of its Subsidiaries to make use of any material Owned Company Intellectual Property or (G) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in each case other than with respect to the limitations or requirements of the Company or its Subsidiaries arising under any such Contracts that may be cancelled without continuing liability to the Company or its Subsidiaries upon notice of ninety (90) days or less resulting in the termination of such covenants and are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

(iv)     any Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business and in an amount in excess of $5,000,000, (B) pursuant to which the Company or any of its Subsidiaries will acquire (including by merger, consolidation, acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or division or unit thereof or any material amount of assets of such other Person in an amount in excess of $5,000,000 individually or $10,000,000 in the aggregate, or (C) pursuant to which the Company or any of its Subsidiaries has any continuing earn-out or ongoing payment of indemnification obligations in connection with any such acquisition or divestiture reasonably expected to exceed $500,000;

(v)     any Company Intellectual Property Agreements set forth in Section 3.12(b) of the Company Disclosure Letter;

(vi)     all joint venture contracts, partnership arrangements or other agreements involving a sharing of profits, losses, costs or liabilities of any Person by the Company or any of its Subsidiaries with any third Person;

(vii)     any Contract which provides for indemnification of any officer, director or employee or other Person (in each case, under which the Company has continuing obligations as of the date hereof), other than confidentiality, non-disclosure and/or standstill agreements with potential or existing customers or vendors (including third party data providers) entered into by the Company or any of its Subsidiaries in the ordinary course of business and any Contract entered into in connection with the distribution, sale or license of the Company's or its Subsidiaries' products or services, or the procurement of third-party products or services, in each case entered into in the ordinary course of business;

(viii)     any Contract relating to material indebtedness for borrowed money and any Lien (other than a Permitted Lien) upon any material properties or material assets of the Company or any of its Subsidiaries as security for any obligation;

(ix)     all     confidentiality,     non-disclosure     and/or     standstill agreements entered into by the Company or any of its Subsidiaries (other than those entered into in the ordinary course of business) except those which have expired by their terms; and

(x)     any Contract, or group of related Contracts with a single Person (or group of affiliated Persons), the termination or breach of which would have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (ix) above.

(b)     Section 3.12(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound.

(c)     Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in Default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a Default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such Defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.  No event has occurred that (i) gives any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract; (ii) gives any Person the right to accelerate the maturity or performance of any Material Contract; or (iii) gives any Person the right to cancel, terminate or modify any Material Contract in each case, except for such rebates, chargebacks,  penalties,  changes,  accelerations,  cancellations,  terminations,  or modifications that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any Material Contract whether as a termination or cancellation for convenience or for Default of the Company or any of its Subsidiaries.

3.13     Real Property

(a)     Section 3.13(a) of the Company Disclosure Letter contains a complete and accurate list of all of the real property owned by the Company and its Subsidiaries (collectively, the "Owned Real Property"). The Company (or the applicable Subsidiary, as the case may be) has a valid title to each parcel of Owned Real Property free and clear of all Liens, except Permitted Liens. Except as disclosed in Section 3.13(a) of the Company Disclosure Letter, there are no real property leases, subleases, or other similar agreements in excess or 10,000 square feet affecting the Owned Real Property, nor any outstanding options to purchase the Owned Real Property.

(b)     Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements, including all amendments and modifications thereto under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property in excess of 10,000 square feet (such leases, collectively, the "Leases") (such property, the "Leased Real Property"). The Company has heretofore delivered or made available to Newco a complete and accurate copy of all Leases of Leased Real Property (including all modifications, amendments, supplements, waivers and side letters thereto). The Company and/or its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens.

(c)     Section 3.13(c) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any of the Leased Real Property.

(d)     All of the Leases set forth in Section 3.13(a), Section 3.13(b) or Section 3.13(c) of the Company Disclosure Letter, and all other leases, subleases or other agreements by which the Company or any of its Subsidiaries occupies or has the right to occupy any real property, are legal, valid, binding and, enforceable in accordance with their terms, subject to general principles of equity and laws regarding bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors, each in full force and effect and neither the Company nor any of its Subsidiaries is in Default under, or has received written notice of any Default under, any Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a Default thereunder by the Company or any of its Subsidiaries or any other party thereto, except, in each case, for such failure to be legal, valid, binding and enforceable or for such Defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e)     With respect to all Real Property, to the Knowledge of the Company, the Company (or the applicable Subsidiary) has legal and adequate access to water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of businesses of the Company (or the applicable Subsidiary) as heretofore conducted. No condemnation proceeding or other litigation is pending or, to the Company's Knowledge, threatened which would preclude or impair the use of any such Real Property for the purposes for which it is currently used as of the date hereof. such Real Property, and its continued us, occupancy and operation as currently used, occupied and operated, does not constitute a nonconforming use under all applicable building, zoning, subdivision and other land use and similar laws, regulations and ordinances, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. All of the assets and properties of the Company (or the applicable Subsidiary), including, the buildings and structures located at the Real Property, are structurally sound with no material defects that are not being addressed in the ordinary course and are in good operating condition, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.14    Personal Property and Assets

The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Significant Subsidiaries (the "Assets") are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted, and the Company and its Significant Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

3.15    Intellectual Property

(a)    Section 3.15(a) of the Company Disclosure Letter contains a complete and accurate list of the following Owned Company Intellectual Property: (i) all registered Trademarks and all applications for registration of Trademarks; (ii) all Patents; and (iii) all registered Copyrights, in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located, (C) the application or registration number and (D) the date of application or registration.

(b)    Section 3.15(b) of the Company Disclosure Letter contain a · complete and accurate list of all material Contracts as of the date hereof (i) under which the Company or any of its Significant Subsidiaries uses or has the right to use any Licensed Company Intellectual Property, other than licenses and related services agreements for commercially available software sold on generally available terms or (ii) under which the Company or any of its Subsidiaries has licensed or otherwise permitted others the right to use any Company Intellectual Property or Company Intellectual Property Rights, other than customer, developer and reseller licenses and other agreements entered into in the ordinary course of business, in each case specifying the parties to the agreement (such agreements, the "Company Intellectual Property Agreements"). To the Knowledge of the Company, no third parties to the Company Intellectual Property Agreements are in material breach thereof, except where such breach would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, there are no pending disputes regarding the scope of such Company Intellectual Property Agreements, performance under the Company Intellectual Property Agreements, or with respect to payments made or received under such Company Intellectual Property Agreements, except for disputes that will not, individually or in the aggregate, give rise to a Company Material Adverse Effect.

(c)    The Company and its Subsidiaries own all right, title and interest in the Owned Company Intellectual Property, free and clear of all Liens other than (i) encumbrances, restrictions or other obligations arising under any of the Company Intellectual Property Agreements, and (ii) Liens that do not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)    The Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect and preserve the confidentiality of the Trade Secrets that comprise any part of the Company Intellectual Property, and to the Knowledge of the Company, there are no unauthorized uses, disclosures, misappropriations or infringements of any such Trade Secrets by any Person, except where such use, disclosure or infringement would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, all use and disclosure by the Company or any of its Significant Subsidiaries of Trade Secrets owned by another Person have been pursuant to the terms of a written agreement with such Person or was otherwise lawful, except to the extent that any use or disclosure of any Trade Secret owned by another Person that was not done in accordance with a written agreement will not give rise to a Company Material Adverse Effect. Without limiting the foregoing, the Company and its Subsidiaries have a policy requiring employees and certain consultants and contractors (including all consultants and contractors who the Company or its Subsidiaries have paid to develop computer software for the Company) to execute a confidentiality and assignment agreement substantially in the Company's standard form previously provided to Newco or other agreements that provide equivalent protection with respect to Company Intellectual Property. The Company and its Subsidiaries have enforced such policy, except where any failure to enforce will not, individually or in the aggregate, give rise to a Company Material Adverse Effect.

(e)     To the Knowledge of the Company, none of the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company's or its Subsidiaries' business has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party, except where such infringement did not and will not have a Company Material Adverse Effect.

(f)     As of the date hereof, there is no suit, claim, action, investigation or proceeding made, conducted or brought by a third party that has been served upon or, to the Knowledge of the Company, filed or threatened with respect to, and the Company has not been notified in writing of, any alleged infringement or other violation in any material respect by the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company's or its Subsidiaries' business of the Intellectual Property Rights of such third party. As of the date hereof, to the Knowledge of the Company, there is no pending or threatened claim challenging the validity or enforceability of, or contesting the Company's or any of its Significant Subsidiaries' rights with respect to, any of the Company Intellectual Property. As of the date hereof, to the Knowledge of the Company, the Company and its Significant Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property or Intellectual Property Rights, other than restrictions or impairments that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(g)     The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in (i) the Company or its Subsidiaries granting to any third party any rights or licenses to any Intellectual Property or Intellectual Property Rights, (ii) any right of termination or cancellation under any Company Intellectual Property Agreement, or (iii) the imposition of any Lien on any Owned Company Intellectual Property, except where any of the foregoing (in clauses (i) through (iii)) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(h)     No material Intellectual Property owned by the Company or any Subsidiary was developed, in whole or in part (i) pursuant to or in connection with the participation by the Company, its Subsidiaries, or any officer, director, employee, agent, consultant or contractor of the Company or Subsidiaries in the development of any professional, technical or industry standard, or (ii) under contract with or to any government authority, university or academic institution.   To the Knowledge of the Company, Section 3.15(h) of the Company Disclosure Schedule sets forth a list of all material Open Source that is both incorporated in and distributed (so incorporated) with any software that is proprietary to the Company, where "Open Source" means software licensed pursuant to an open source, public source or freeware software license, including by way of example and not limitation, the GNU General Public License, that purports to require the distribution of or access to the source code of the proprietary Company software in which it is incorporated and distributed.

(i)     There is no Contract currently in effect under which the Company has delivered, transferred, promised or otherwise disclosed to any third-party escrow agent the source code for any of its proprietary computer software under which the execution of this Agreement or any of the other transactions contemplated by this Agreement could reasonably result in a release from escrow of any such source code and the grant of incremental rights to a Person with regard to such source code.

(j)     The information technology systems owned, licensed, leased, operated on behalf of, or otherwise held for use in the business by Company and its Subsidiaries, including all computer hardware, software, firmware and telecommunications systems used in the business of Company and its Subsidiaries (the "IT Systems"), perform in all material respects as necessary for the conduct of the business of the Company as currently conducted.  The Company has taken commercially reasonable steps (i) to ensure that the computer software and software systems used in the business of the Company do not contain any viruses, "worms", trapdoors, or other disabling or malicious code, and (ii) to provide for the back-up, archival and recovery of the critical business data of the Company in the event of a disaster.

(k)     The collection, use, transfer, import, export, storage, disposal, and disclosure by the Company of personally identifiable information, or other information relating to persons protected by Law, has not violated any applicable U.S. or foreign Laws relating to data collection, use, privacy, or protection (including, without limitation, any requirement arising under any constitution, statute, code, treaty, decree, rule, ordinance, or regulation) (collectively, "Data Laws") in a manner that would, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2004, the Company has complied with, and is presently in compliance with, its privacy policies, which policies comply with all Data Laws, except where any non-compliance would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no complaint, audit, proceeding, investigation, or claim against or, to the Knowledge of the

Company threatened against, the Company by any Governmental Authority, or by any Person respecting the collection, use, transfer, import, export, storage, disposal, and disclosure of personal information by any Person in connection with the Company or its business. To the Knowledge of the Company, since January 1, 2004 there have been no material security breaches compromising the confidentiality or integrity of such personal information.

### 3.16 Tax Matters

(a)     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries have filed all U.S. federal, state, local and non-U.S. returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes ("Tax Returns") required to be filed by any of them and all such Tax Returns are correct and complete in all material respects, and the Company and each of its Subsidiaries have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Current Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. No deficiencies for any Taxes in excess of $25,000 individually or that would be material in the aggregate have been asserted or assessed, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid or adequately reserved (in accordance with GAAP), nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(b)     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries have timely paid or withheld with respect to their employees, independent contractors, creditors, stockholders and other third parties (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other similar Taxes required to be paid or withheld.

(c)     No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(d)     The Company has delivered or made available to Newco true, correct and complete copies of all U.S. federal income Tax Returns filed with respect to the Company and each of its Subsidiaries since January 1, 2004 and all examination reports and statements of material deficiencies asserted against the Company or any Company Subsidiary and received since January 1, 2004.

(e)     Neither the Company nor any of its Subsidiaries is, nor has been at any time, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code.

(f)     Neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g)     Neither the Company nor any of its Subsidiaries has engaged in a "reportable transaction," as set forth in Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a "listed transaction," as set forth in Treas. Reg. § 1.6011-4(b)(2).

(h)     None of the Company nor any of its Subsidiaries (i) is presently a party to any Tax sharing, indemnification or allocation agreement (other than any such agreement with customers, vendors or real property lessors, the principal purpose of which is not to address Tax matters), nor does the Company or any of its Subsidiaries owe any material amount under any such agreement or (ii) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, has any liability for the Taxes of any person other than the Company or any of its Subsidiaries under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, or otherwise.

3.17    Employee Plans

Section 0(i) and Section 0(ii) of the Company Disclosure Letter, respectively, set forth a complete and accurate list of (i) all U.S. "employee benefit plans" (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other U.S. material employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) currently maintained or contributed to for the benefit of or relating to any current or former employee or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an "ERISA Affiliate"), or with respect to which the Company or any of its Subsidiaries has any current material Liability (together the "Employee Plans"). With respect to each Employee Plan, to the extent applicable the Company has made available to Newco complete and accurate copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents, any amendments thereto and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, funding agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan

(a)     Section 3.17(b) of the Company Disclosure Letter sets forth a complete and accurate list of each material employee benefit plan, program or arrangement maintained or contributed to for the benefit of or relating to any current or former employee or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated), or with respect to which the Company or any of its Subsidiaries has any current material Liability, which would be an Employee Plan but for the fact that such plan is maintained outside the jurisdiction of the United States, including without limitation any such plan required to be maintained or contributed to by Applicable Law of the relevant jurisdiction (the "International Employee Plans"). With respect to each International Employee Plan, to the extent applicable, the Company has made available to Newco complete and accurate copies of (A) the plan documents and any amendments thereto and a written description of the terms of any International Employee Plan that is not in writing; (B) any related trust agreements, funding agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (C) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; and (D) any document comparable to the determination letter referenced in Section 3.17(a) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment.

(b)     No Employee Plan is (1) a "defined benefit plan" (as defined in Section 414 of the Code), (2) a "multiemployer plan" (as defined in Section 3(37) of ERISA), (3) a "multiple employer plan" (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA), (4) a funded welfare benefit plan within the meaning of Section 419 of the Code, (5) a plan subject to Part 3, Subtitle B of Title I of ERISA, Section 412 of the Code or Title IV of ERISA (each a "Funded Plan"). Except with respect to any such plan which has had its liabilities satisfied in full, none of the Company, any ERISA Affiliate, or any predecessor of either has sponsored, maintained, contributed to or incurred any liability to a Funded Plan.

(c)     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Employee Plan has been maintained, operated and administered in compliance with its terms and with all applicable Law and Collective Bargaining Agreements, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority.

(d)     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Employee Plan that is subject to Section 409A of the Code has been materially modified (as defined under Section 409A of the Code) since October 3, 2004 and all such Employee Plans subject to Section 409A of the Code have been operated and administered in good faith compliance with Section 409A of the Code from the period beginning December 31, 2004 through the date hereof.

(e)     As of the date hereof, (i) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure, and (ii) except as would not, individually or in the aggregate, have a Company Material Adverse Effect all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any Employee Plan participant have been duly and timely filed or distributed.

(f)     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of any sanction under Title I of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g)     No Employee Plan provides any material benefits (whether or not insured) with respect to any current or former employees of the Company or any ERISA Affiliates for periods extending beyond their retirement or other termination of service (other than (i) coverage mandated by Section 4980B of the Code or any similar Law, or (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA). Neither any Company Entity nor any ERISA Affiliate has made a written or, to the Knowledge of the Company, oral representation to any current or former employee promising or guaranteeing any employer paid benefits for any period of time beyond retirement or termination of employment.

(h)     Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i)     the Company and each ERISA Affiliate have complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Employee Plan that is a group health plan within the meaning of section 5000(b)(1) of the Code. Each Employee Plan is in compliance in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the regulations issued thereunder.

(ii)  each Employee Plan that is intended to be "qualified" under Section 401 and/or 409 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, no fact, circumstance or event has occurred or exists that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan;

(iii)  to the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a "Funded International Employee Plan"), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply;

(iv)  (i) the Company and each of the International Employee Plans are in compliance in all material respects with the provisions of the Laws of each jurisdiction in which any of the International Employee Plans are maintained and have obtained from the Governmental Authority or Authorities having jurisdiction with respect to such plan any required or available determinations that such plans are in compliance with the Laws and regulations of any Governmental Authority, and (ii) each International Employee Plan has been administered at all times, in all material respects, in accordance with its terms, in each case, (iii) there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any International Employee Plan, the assets of any trust under any International Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any International Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure, and (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any International Employee Plan participant have been duly and timely filed or distributed

(v)  neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

(vi)  all contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for;

(vii)  no event has occurred and to the Knowledge of the Company there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to any liability under the terms of any Employee Plan, ERISA, the Code or applicable regulatory guidance issued by any Governmental Authority, Collective Bargaining Agreement or any other applicable Law; or

(viii)    except as required by applicable Law or this Agreement, no condition or term under any relevant Employee Plan exists which would prevent Newco or the Surviving Corporation or any of its Subsidiaries from terminating or amending any International Employee Plan without liability to Newco or the Surviving Corporation or any of its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

(i)    Except as required by applicable Law, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or International Employee Plan or increase any benefits under any Employee Plan or International Employee Plan.

(j)    No payment which is or may be made in connection with the transactions contemplated by this Agreement by, from or with respect to any Employee Plan, to any employee, former employee, director or agent of the Company or any ERISA Affiliate, either alone or in conjunction with any other payment, event or occurrence, (i) will or could properly be characterized as an "excess parachute payment" under section 280G of the Code (or any corresponding provision of any Law) and (ii) will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provision of any Law).

(k)    No awards (and no agreement or promise by the Company or any Subsidiary of the Company to make awards) under any Company Stock Plan or any Employee Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity ("Equity Plans") have been granted with an effective grant date that is other than the date on which the committee or other administrator of such Equity Plans having authority thereunder to make such awards, (i) has taken all necessary corporate action to complete such awards (unless such committee or other administrator has specified a future grant date on the date it so acts and such action has been (or will be) completed prior to such future grant date), and (ii) has timely communicated all of the terms of the awards to the recipients in accordance with the Company's customary human resource practices and applicable accounting standards. In addition, no awards made under the Equity Plans have been (or will be) altered in any manner that would result in or have the effect of failing to comply with the foregoing sentence.

(l)    The Company has in all material respects properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any Employee Plan) all employees, leased employees, consultants and independent contractors, and has withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided to the Company.

3.18 Labor Matters

(a)     Except as would not have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a "Collective Bargaining Agreement"), (ii) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries; (iii) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iv) there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiary.

(b)     The Company and its Subsidiaries have complied in all material respects with applicable Laws and Orders with respect to employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for such noncompliance as has not had and would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)     Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and are not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(d)     The Company has not effected, within the 90 day period preceding the date hereof, nor does it currently have plans to effectuate (i) a "plant closing," as defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act"), (ii) a "mass layoff" (as defined in the WARN Act) or (iii) such other layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law which would be material.

3.19 Permits

The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted ("Permits"), all such Permits are in full force and effect, and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such failure to be in full force and effect or noncompliance, suspensions or cancellations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

## 3.20  Compliance with Laws

The Company and each of its Subsidiaries is, and at all times since April 1, 2000 has been, in compliance with all Law and Orders applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries; except for such violations or noncompliance that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Since April 1, 2000, none of the Company and its Subsidiaries has received any written notice or other communication from any Governmental Authority regarding any actual or possible material violation of, or failure to comply with, any Law or Order.

## 3.21  Environmental Matters

Except for such matters as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)  The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the company threatened.

(b)  Neither the Company nor any of its Subsidiaries has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Substances, except in compliance with applicable Environmental Laws, at any property that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased nor has the Company or any of its Subsidiaries received any unresolved request for information, notice of claim, demand or notification of liability or potential responsibility for any releases of Hazardous Substances.

(c)  Neither Company nor any of its Subsidiaries has exposed any employee or any third party to Hazardous Substances in violation of any Environmental Law.

(d)  Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending, or to the Knowledge of the Company threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law.  Neither the Company nor any of its Subsidiaries is subject to any Order or agreement by or with any Governmental Authority or third party imposing any material liability or obligation with respect to any of the foregoing.

## 3.22  Litigation

There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company there is no investigation pending or threatened (a) against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries that (i) involves an amount in controversy in excess of $5 million, (ii) seeks material injunctive relief, (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Corporation's ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement, or (iv) would, individually or in the aggregate, have a Company Material Adverse Effect or (b) against any current or former director or officer of the Company or any of its Significant Subsidiaries (in their respective capacities a such). Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would, individually or in the aggregate, have a Company Material Adverse Effect. To the Company's Knowledge, no officer or other key employee of the Company or any Significant Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries.

3.23    Insurance

The Company has made available to Newco accurate and complete copies of all current insurance policies and all self insurance programs and arrangements relating to the business, assets, liabilities, operations, employees, officers and directors of the Company or its Significant Subsidiaries. The Company and its Significant Subsidiaries have all material policies of insurance covering the Company, its Significant Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, fire, workers' compensation, products liability, directors' and officers' liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect, all premiums on such insurance policies have been paid, no notice of cancellation has been received, and there is no existing Default or event which, with the giving of notice or lapse of time or both, would constitute a Default, by any insured thereunder, except for such failure to pay premiums or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

3.24    Related Party Transactions

No officer or director of the Company or of any Subsidiary of the Company (or, to the Knowledge of the Company, any family member of any such Person who is an individual or any entity in which any such Person or any such family member owns a material beneficial interest) or any Person owning 5% or more of the Company Common Stock is a party to any material contract, agreement, commitment, lease, license, arrangement, instrument, obligation, transaction or understanding with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with the Company or any of its Subsidiaries within the last twelve months.

### 3.25 Brokers

Except for Stephens Inc. and Merrill Lynch & Co., there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or the Board of Directors of the Company or Special Committee of the Board of Directors of the Company who is entitled to any financial advisor's, investment banking, brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement. All agreements with such Persons have previously been provided to Newco.

### 3.26 Opinion of Financial Advisor

The Company Board and the Special Committee have received the opinions of Stephens Inc. and Merrill Lynch & Co. to the effect that, as of the date of this Agreement, the Per Share Price is fair to the holders of Company Common Stock from a financial point of view, which opinion has not been modified or withdrawn, and a true and correct copy of such opinion has been delivered to Newco.

### 3.27 Company Rights Plan

The Company has amended, and the Company and the Company Board have taken all necessary action to amend, the Company Rights Plan so as to (i) render it inapplicable to this Agreement and the transactions contemplated hereby, (ii) render the Rights (as defined in the Company Rights Plan) issued pursuant to the Company Rights Plan inapplicable to the execution and delivery of this Agreement and consummation of the transactions contemplated hereby and ensure that none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will result in (A) the Rights becoming exercisable, (B) cause Newco or any of its Affiliates or Associates (each as defined in the Company Rights Plan) to become an Acquiring Person (as defined in the Company Rights Plan), or (C) give rise to a Distribution Date (as defined in the Company Rights Plan), and (iii) the Rights will expire in their entirety immediately prior to the Effective Time without payment being made in respect thereof. The Company has made available to Newco a complete and accurate copy of the Rights Plan Amendment.

### 3.28 State Anti-Takeover Statutes

Assuming that the representations of Newco and Merger Sub set forth in Section 4.7 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the other transactions contemplated hereby.

### 3.29 Proxy Statement and Other Required Filings

(a)  The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Stockholders in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as amended or supplemented, the "Proxy Statement"), as well as any other document that is required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (each, a "Other Required Company Filing" and collectively, the "Other Required Company Filings") will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however,* that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Newco or Merger Sub or any of their partners, members, stockholders, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement. None of the Other Required Company Filings will, when filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however,* that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Newco or Merger Sub or any of their respective partners, members, stockholders, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings.

(b)  The information supplied by the Company or any of its directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Newco Filings will not, at the time the applicable Other Required Newco Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

### ARTICLE IV
### REPRESENTATIONS AND WARRANTIES OF
### NEWCO AND MERGER SUB

Newco and Merger Sub hereby represent and warrant to the Company as follows:

### 4.1 Organization

Each of Newco and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Newco and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement. Newco has delivered or made available to the Company complete and accurate copies of the organizational agreements of Newco, as amended to date, and the certificate of incorporation and bylaws of Merger Sub, as amended to date.

### 4.2 Authorization

Each of Newco and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Newco and Merger Sub and the consummation by Newco and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Newco and Merger Sub, and except for the vote of Newco as sole stockholder of Merger Sub, no other corporate or other proceeding on the part of Newco or Merger Sub is necessary to authorize, adopt or approve this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Newco and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Newco and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors' rights generally, and (b) is subject to general principles of equity.

### 4.3 Non-Contravention and Required Consents

The execution, delivery or performance by Newco and Merger Sub of this Agreement, the consummation by Newco and Merger Sub of the transactions contemplated hereby and the compliance by Newco and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the organizational agreements of Newco or the certificate of incorporation or bylaws of Merger Sub, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Newco or Merger Sub is a party or by which Newco, Merger Sub or any of their properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 4.4, violate or conflict with any Law or Order applicable to Newco or Merger Sub or by which any of their properties or assets are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Newco or Merger Sub, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

### 4.4 Required Governmental Approvals

No Consent of any Governmental Authority is required on the part of Newco, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Newco and Merger Sub of this Agreement and the consummation by Newco and Merger Sub of the transactions contemplated hereby, except (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, and (iv) such other Consents, the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

### 4.5 Litigation

There are no Legal Proceedings pending or, to the knowledge of Newco or any of its Affiliates, threatened against or affecting Newco or Merger Sub or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement. Neither Newco nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

### 4.6 Proxy Statement and Other Required Filings

(a)     Any document that is required to be filed by Newco, Merger Sub or any of their respective Affiliates with the SEC in connection with the transactions contemplated by this Agreement (each, a "Other Required Newco Filing" and collectively, the "Other Required Newco Filings") will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act.

None of the Other Required Newco Filings will, when filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however*, that notwithstanding the foregoing, no representation or warranty is made by Newco or Merger Sub with respect to information supplied by the Company or any of its directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Newco Filings.

(b)     The information supplied by Newco, Merger Sub or any of their respective partners, members, stockholders, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Newco, Merger Sub or any of their respective partners, members, stockholders, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any of the Other Required Company Filings will not, at the time the applicable Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

### 4.7 Ownership of Company Capital Stock

As of the date hereof, the Guarantors and their respective Affiliates beneficially owned 10,329,711 shares of Company Common Stock. Assuming the accuracy of the representations and warranties of the Company in the first sentence of Section 3.28, the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger. As of the date of this Agreement, none of Newco, Merger Sub or the Guarantors, or any of their respective Affiliates, owns (directly or indirectly, beneficially or of record) or is a party to any Contract, arrangement or other understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement and the Voting Agreement and the 10,329,711 shares of Company Common Stock owned by the Guarantors). During the three year period immediately preceding the date of this Agreement, none of Newco, Merger Sub or the Guarantors, or any of their respective Affiliates, has taken any action to cause any of them to be an "interested stockholder" within the meaning of Section 203 of the DGCL.

### 4.8 Brokers

Except for UBS Securities LLC, no agent, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Newco or Merger Sub.

### 4.9 Operations of Newco and Merger Sub

Each of Newco and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Newco nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

### 4.10 Financing

(a) Newco and Merger Sub have delivered to the Company a true and complete copy of an executed commitment letter, dated May 16, 2007, from UBS Securities, LLC (the "Debt Commitment Letter"), pursuant to which the lender parties thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the "Debt Financing"). Newco and Merger Sub have delivered to the Company true and complete copies of an executed commitment letter (the "Equity Commitment Letter" and together with the Debt Commitment Letter, the "Financing Commitment Letters") from the Guarantors pursuant to which the Guarantors have committed, subject to the terms and conditions set forth therein, to invest the cash amounts set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing").

(b) As of the date hereof, (i) none of the Financing Commitment Letters has been amended or modified, and (ii) the respective commitments contained in the Financing Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, the Debt Commitment Letter, in the form delivered to the Company, is in full force and effect and is a legal, valid and binding obligation of Newco and, to the knowledge of Newco, the other parties thereto, and no event or circumstance has occurred or exists which would reasonably be expected to constitute a Default or breach or an incurable failure to satisfy a condition precedent under the terms and conditions of the Debt Commitment Letter. The Equity Commitment Letter, in the form delivered to the Company, is in full force and effect and is a legal, valid and binding obligation of Newco and, to the knowledge of Newco, the other parties thereto, and no event or circumstance has occurred or exists which would reasonably be expected to constitute a Default or breach or an incurable failure to satisfy a condition precedent under the terms and conditions of the Equity Commitment Letter. There are no conditions precedent or other contingencies, side agreements or other arrangements or understandings related to the funding of the full amount of the Financing or the terms thereof, other than as set forth in the Financing Commitment Letters in the forms delivered to the Company. Subject to the terms and conditions set forth in the Financing Commitment Letters, and subject to the terms and conditions set forth in this Agreement (including the conditions set forth in Section 7.2), the aggregate proceeds contemplated by the Financing Commitment Letters, together with the available cash on hand of the Company, will be sufficient for Newco and Merger Sub to consummate the transactions contemplated hereby upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including the payment of all amounts payable pursuant to Article II. As of the date of this Agreement, neither Newco nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Financing Commitment Letters. Newco has fully paid (or has caused to be fully paid) any and all commitment fees that have been incurred and are due and payable in connection with the Financing Commitment Letters prior to the date hereof and has otherwise satisfied (or cause to be satisfied) all other terms and conditions required to be satisfied pursuant to the terms of the Commitment Letters on or before the date hereof, and Newco will pay (or cause to be paid) when due all other commitment fees arising under the Financing Commitment Letters as and when they become payable.

(c)     As of the date hereof, none of Newco, Merger Sub or any of their respective Affiliates are a party to or have any Contracts, arrangements or understandings with any Person concerning contributions to be made to Newco or Merger Sub in connection with the transactions contemplated by this Agreement other than as set forth in the Financing Commitment Letters, nor any Contracts, arrangements or understandings with any Person concerning the ownership of Newco, Merger Sub or the Surviving Corporation.

(d)     As of the date hereof, none of Newco, Merger Sub or any of their respective Affiliates are a party to or have any Contracts, arrangements or understandings with any Person (including the Lender) pursuant to which such Person has agreed (i) to provide or otherwise make available debt financing (or to assist with the arrangement of debt financing) for the transactions contemplated by this Agreement to or for the benefit of Newco, Merger Sub, or any of their respective Affiliates on an exclusive basis, or (ii) to refrain from providing or making available debt financing (or to assist with the arrangement of debt financing) for the transactions contemplated by this Agreement to or for the benefit of any other Person.

4.11     Solvency

As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the Merger and the payment of the aggregate merger consideration pursuant hereto, and payment of all related fees and expenses of Newco, Merger Sub, the Company and their respective Subsidiaries in connection therewith, assuming the accuracy in all material respects of the representations and warranties of the Company set forth in Article III as of the Closing Date (for such purposes without giving effect to any knowledge, materiality or "Company Material Adverse Effect" qualifications or exceptions set forth therein) (i) the amount of the "fair saleable value" of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (A) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities, and (B) the amount that will be required to pay the probable liabilities of the Surviving Corporation and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, "not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged" and "able to pay its liabilities, including contingent and other liabilities, as they mature" means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

### 4.12 No Other Company Representations or Warranties

Except for the representations and warranties set forth in Article III, the Guarantors have acknowledged, and Newco and Merger Sub hereby acknowledge, that neither the Company or any of its Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Guarantors, Newco or Merger Sub (or any of them). Neither the Company or any of its Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to the Guarantors, Newco, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to the Guarantors, Newco, Merger Sub or any other Person, or the use by the Guarantors, Newco, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Guarantors, Newco, Merger Sub or any other Person in certain "data rooms," confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.

### 4.13 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans

In connection with the due diligence investigation of the Company by the Guarantor, Newco and Merger Sub, the Guarantors, Newco and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. The Guarantors have acknowledged, and Newco and Merger Sub hereby acknowledge, that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Guarantors, Newco and Merger Sub are familiar, that the Guarantors, Newco and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that the Guarantors, Newco and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, with respect thereto. Accordingly, the Guarantors have acknowledged, and Newco and Merger Sub hereby acknowledge, that none of the Company or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

## ARTICLE V
## COVENANTS OF THE COMPANY

5.1 Interim Conduct of Business

(a)     Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Company Disclosure Letter, or (iii) as approved by Newco in writing (which approval will not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and each of its Subsidiaries shall (1) carry on its business in the ordinary course in all material respects and in compliance in all material respects with all applicable Laws; (2) use reasonable efforts, consistent with past practices, to ensure that each of the Company and each of its Subsidiaries preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, licensors, licensees and other Persons having business relationships with the respective Company or any of its Subsidiaries; and (3) keep in full force and effect (with the same scope and limits of coverage), and/or seek appropriate renewals of, all insurance policies in effect as of the date hereof covering all material assets of each of the Company and each of its Subsidiaries.

(b)     Except (x) as expressly contemplated or permitted by this Agreement, (y) as set forth in Section 5.1(b) of the Company Disclosure Letter, or (z) as approved by Newco in writing (which approval will not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following:

(i)     amend its certificate of incorporation or bylaws or comparable organizational documents;

(ii)     issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (A) the issuance and sale of shares of Company Common Stock pursuant to Company Options outstanding prior to the date hereof, and (B) grants of up to 200,000 shares in the aggregate to newly hired employees or recently promoted employees (other than officers) of Company Options issued in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of Company Common Stock;

(iii)     directly or indirectly acquire, repurchase or redeem any Company Securities or Subsidiary Securities;

(iv)     (A) split, combine or reclassify any shares of capital stock, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries;

(v)     propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for the transactions contemplated by this Agreement;

(vi)     except for intercompany transactions between the Company and any wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company, lend money to any Person or incur, prepay or guarantee any indebtedness, enter into any "keep well" or other arrangement to maintain the financial condition of any Person having the same economic effect or mortgage or pledge any of its or its Subsidiaries' assets, tangible or intangible, or create or suffer to exist any Lien thereupon, except that the Company may (A) make routine borrowings in the ordinary course of business and consistent with past practices under agreements or arrangements in effect on the date hereof or incur debt in the ordinary course of business under lines of credit or other credit facilities in effect on the date hereof or enter into capital leases or operating leases in the ordinary course of business and consistent with past practices, (B) make ordinary travel or other advances in the ordinary course of business in accordance with the Company's policies or practices in effect on the date hereof, (C) make loans or advances to direct or indirect wholly-owned Subsidiaries in the ordinary course of business and consistent with past practices, (D) prepay indebtedness with no prepayment penalty up to $1,000,000 in the aggregate in the ordinary course of business and consistent with past practices, or (E) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person not in excess of $5 million individually or $15 million in the aggregate in the ordinary course of business and consistent with past practices;

(vii)   except as may be required by applicable Law, (A) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except in any such case in the ordinary course of business and consistent with past practices in connection with any new employee hires or the promotion of any employees, or (B) increase the compensation of any director, officer or employee, pay any special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof, except in any such case in the ordinary course of business and consistent with past practices in connection with any new employee (other than any director or officer) hires or the promotion of any employees (other than any directors or officers);

(viii)   commence, compromise, settle any pending or threatened material Legal Proceeding which would or may reasonably be expected to expose the Company or any of its Subsidiaries to any liability in excess of $5,000,000 or the settlement of which includes any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time that is, individually or in the aggregate, material to the Company and its Subsidiaries, taken as whole;

(ix)   except as may be required as a result of a change in applicable Law or in GAAP, make any change in any of the accounting principles or practices used by it or revalue any of its assets;

(x)   (A) make or change any material Tax election, (B) settle or compromise any material income Tax liability, (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, or (D) adopt a material change of any Tax accounting method, except as required by Law;

(xi)   acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein in excess of $15 million individually or $25 million in the aggregate; or

(xii)   purchase, acquire, sell, lease, encumber, mortgage, pledge or otherwise transfer or dispose of any Real Estate or any interest therein (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect as of the date hereof (which are listed in Section 5.1(b)(xii) of the Company Disclosure Letter); *provided* that such transaction is consummated in accordance in all material respects with the provisions of such obligations, including but not limited to such purchase or sale price;

(xiii)   make capital expenditures in excess of 110% of the amount of capital provided for in the Company's budget for the remaining Fiscal Year

2008 (a copy of which 2008 budget is attached on <u>Section 5.11(b)(xiii)</u> of the Company Disclosure Letter);

(xiv)  acquire, lease or license any right or other asset from any other Person or sell, transfer or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices);

(xv)  except in the ordinary course of business, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract or any Contract that would be a Material Contract if entered into prior to the date hereof;

(xvi)  enter into or renew or extend any agreements or arrangements that limit or otherwise restrict the Company or any of its Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict the Company or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(xvii)  terminate, cancel, amend or modify any material insurance policy maintained by it covering the Company or any of its Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(xviii)  (A) pay, discharge or satisfy any other claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $1,000,000 in the aggregate, other than in the ordinary course of business and consistent with past practice, (B) cancel any indebtedness for borrowed money in excess of $1,000,000 in the aggregate, (C) waive or assign any claims or rights of substantial value or (D) waive any material benefits of, or agree to modify in any material respect, or materially fail to enforce, or consent to any material matter with respect to which consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(xix)  take any actions or omit to take any actions that would or would be reasonably likely to (A) result in any of the conditions to the consummation of the Merger set forth in Article VII not being satisfied or (B) materially impair the ability of the Company or Merger Sub to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

(xx)  enter into any license with respect to Company Intellectual Property unless such license is non-exclusive and entered into in the ordinary course of business consistent with past practices;

(xxi)  permit any material item of Company Intellectual Property to become abandoned, cancelled, invalidated or dedicated to the public;

(xxii)    enter into any new line of business not reasonably related to any current line of business;

(xxiii)    enter into any material contract, agreement or arrangement to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement could reasonably be expected to result in a violation of such contract, agreement or arrangement;

(xxiv)    take any action intended to result in any of the representations or warranties of the Company hereunder being untrue in any material respect;

(xxv)    enter into a material written and legally binding agreement with a taxing authority relating to Taxes;

(xxvi)    sell, assign, transfer or otherwise convey, or abandon or permit to be dedicated to the public domain any material item of Company Owned Intellectual Property, other than in the ordinary course of business; or

(xxvii) enter into a Contract or otherwise make a commitment to take any of the actions prohibited by this Section 5.1(b).

(c)    Notwithstanding the foregoing, nothing in this Agreement is intended to give the Guarantors, Newco or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.    Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

5.2 No Solicitation

(a)    Notwithstanding any other provision of this Agreement to the contrary, during the period commencing with the execution and delivery of this Agreement and continuing until 12:01 a.m. (Eastern time) on July 16, 2007 (the "No Shop Period Start Date"), the Company and its Subsidiaries and their respective affiliates, directors, officers, employees, investment bankers, attorneys, accountants, consultants, advisors, agents and other representatives ("Representatives") shall have the right (acting under the direction of the Special Committee) to directly or indirectly (i) solicit, initiate and/or, propose, induce or encourage the making, submission or announcement of one or more Acquisition Proposals from one or more Persons, including by furnishing to any Person any non-public information relating to the Company or any of its Subsidiaries or by affording to any Person access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; *provided, however,* that the Company shall provide to Newco any non-public information concerning the Company or its Subsidiaries that is provided to any Person which was not previously provided to Newco, and afford to Newco the same access to the business, properties, assets, books, records and other non-public information, and to the personnel, of the

Company and its Subsidiaries as provided to such Person, (ii) continue, enter into, participate in and/or engage in any discussions or negotiations with one or more Persons with respect to one or more Acquisition Proposals or any other proposals that could lead to an Acquisition Proposal, or otherwise encourage, facilitate or assist an Acquisition Proposal or any inquiries, proposals or offers that could lead to an Acquisition Proposal, and (iii) otherwise cooperate with, assist or take any action to facilitate one or more Acquisition Proposals or any other proposals that could lead to an Acquisition Proposal. Notwithstanding the foregoing, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the No Shop Period Start Date, the Company shall not (A) approve, endorse or recommend an Acquisition Transaction, or (B) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement and, to the extent a Acquisition Proposal involves the issuance of securities to Company Stockholders, other than an appropriate confidentiality agreement that allows the Company to receive and review confidential information with respect to the proposed issuer of any such securities) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or breach its obligations hereunder. Subject to the terms of Section 5.2(c), on the No Shop Period Start Date the Company shall cease and cause to be terminated any activities that are prohibited by Section 5.2(b).

(b)     Subject to the terms of Section 5.2(c), during the period commencing with the No Shop Period Start Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and shall direct their respective Representatives not to (and shall be responsible for any breach of the following provisions by any such Representatives), directly or indirectly, (i) solicit, initiate, propose, induce or encourage the making, submission or announcement of an Acquisition Proposal, or invite the submission of any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Newco, Merger Sub or any designees of Newco or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Newco, Merger Sub or any designees of Newco or Merger Sub), in any such case with the intent (or under circumstances that would reasonably be expected) to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into, participate or engage in any discussions or negotiations with any Person with respect to an Acquisition Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, or otherwise knowingly encourage, facilitate or assist an Acquisition Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Transaction, (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement and, to the extent a Acquisition Proposal involves the issuance of securities to Company Stockholders, other than an appropriate confidentiality agreement that allows the Company to receive and review confidential information with respect to the proposed issuer of any such securities) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or breach its obligations hereunder, or (vi) release any Person from a "standstill" with the Company or other similar Contract constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal.

(c)     Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, at all times during the period commencing as of the No Shop Period Start Date and continuing until the Company's receipt of the Requisite Stockholder Approval, the Company Board and/or the Special Committee may, directly or indirectly through one or more Representatives, (i) participate or engage in discussions or negotiations with, and/or (ii) furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries, in all cases pursuant to an Acceptable Confidentiality Agreement, to any Person that has made a *bona fide* unsolicited written Acquisition Proposal after the No Shop Period Start Date (including any Person with whom the Company was in discussions or negotiations prior to the No Period Start Date, but subject to the receipt of a *bona fide* written Acquisition Proposal from any such Person after the No Shop Period Start Date that was not solicited on or after the No Shop Period Start Date), provided that (1) the Company Board or the Special Committee determines in good faith (after consultation with its independent financial advisor and outside counsel, it being understood and hereby agreed that the independence of such financial advisor shall be determined by the Company Board or the Special Committee, as the case may be) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, (2) the Company Board or the Special Committee determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to the Company Stockholders under Delaware Law, and (3) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Newco to the extent such information has not been previously furnished to Newco.

(d)     In addition to the obligations of the Company set forth in Section 5.2(c), at all times during the period commencing as of the No Shop Period Start Date and continuing until the Company's receipt of the Requisite Stockholder Approval, in the event that any director or executive officer of the Company becomes aware of any receipt by the Company or any of its Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, then the Company shall promptly (and in any event by the next Business Day) notify Newco thereof, inform Newco of the material terms and conditions thereof, the identity of the Person or group of Persons making such Acquisition Proposal, request, inquiry, proposal or offer, and provide Newco with copies of all written materials initially or subsequently provided to, by or on behalf of such Person in connection with such Acquisition Proposal, request, inquiry, proposal or offer. The Company shall keep Newco reasonably informed on a reasonably current basis of the status of, and the material discussions and negotiations relating to, any such Acquisition Proposal, request, inquiry, proposal or offer.

5.3 Company Board and Special Committee Recommendation

(a) Neither the Company Board nor the Special Committee shall (i) withhold, withdraw, amend or modify in a manner adverse to Newco, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Newco, the Company Board Recommendation, or (ii) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal (any action described in the preceding clauses (i) and (ii) being referred to herein as a "Recommendation Change").

(b) Notwithstanding anything to contrary set forth in this Section 5.3(a) or elsewhere in this Agreement, at any time prior to the receipt of the Requisite Stockholder Approval, the Company Board and/or the Special Committee may effect a Recommendation Change if:

(i) (A) the Company has received a *bona fide* written Acquisition Proposal prior to the Go Shop Period Start Date or a *bona fide* unsolicited written Acquisition Proposal at any time, (B) the Company shall have (1) notified Newco at least three (3) Business Days prior to effecting a Recommendation Change pursuant to this Section 5.3(b)(i) that the Company has received an Acquisition Proposal that constitutes a Superior Proposal (it being understood and hereby agreed that the Company's delivery of such notice to Newco shall not be deemed to be a Recommendation Change under the terms of this Agreement), which notice shall include the identity of the party making such Acquisition Proposal and a copy of the Acquisition Proposal, and (2) negotiated in good faith with Newco and its agents and advisors during such three-Business Day period regarding any modifications to the price and other terms and conditions of this Agreement proposed by Newco in response thereto, (C) following the three-Business Day period referenced in the preceding clause (B), the Company Board or the Special Committee shall have determined in good faith (after consulting with its independent financial advisor and outside counsel (it being understood and hereby agreed that the independence of such financial advisor shall be determined by the Company Board or the Special Committee, as the case may be) and after considering in good faith any proposed modifications to the price and other terms and conditions of this Agreement that Newco has made) that (1) the Acquisition Proposal continues to constitute a Superior Proposal, and (2) the failure to effect a Recommendation Change in connection therewith would reasonably be expected to be a breach of its fiduciary duties to the Company Stockholders under Delaware Law; or

(ii) in the event that the Recommendation Change is not being made in connection with an Acquisition Proposal, the Company Board or the Special Committee determines in good faith (after consultation with its outside counsel) that the failure to effect a Recommendation Change would reasonably be expected to be a breach of its fiduciary duties to the Company Stockholders under Delaware Law.

(c) Nothing set forth in <u>Section 5.2</u>, this <u>Section 5.3</u> or elsewhere in this Agreement shall prohibit the Company Board or the Special Committee from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) making any other statement or disclosure to the Company Stockholders if the Company Board or the Special Committee determines in good faith (after consultation with its outside counsel) that the failure to make such statement or disclosure would reasonably be expected to be a breach of its fiduciary duties to the Company Stockholders under Delaware Law; *provided, however,* that, in either such case, any such statements or disclosures will be subject to the terms and conditions of this Agreement, including the provisions of <u>Article VIII</u>; and *provided further* that any such statement or disclosure (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in connection with such statement or disclosure.

## 5.4 <u>Company Stockholder Meeting</u>

The Company shall establish a record date for, call, give notice of, convene and hold a meeting of the Company Stockholders (the "<u>Company Stockholder Meeting</u>") as promptly as practicable following the date hereof for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL and seeking the Requisite Stockholder Approval; *provided, however,* nothing herein shall prevent the Company from postponing or adjourning the Company Stockholder Meeting: (i) only one time and for a period of up to seven (7) Business Days, in the event that there are insufficient shares of the Company Common Stock present or represented by a proxy at the then scheduled Company Stockholder Meeting to conduct business at the Company Stockholder Meeting; (ii) for so long as may be required (or requested by the SEC), in the event that the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, Order or a request from the SEC or its staff, or (iii) for a period of up to five (5) Business Days (or any longer period of time if the Company Board or the Special Committee determines in good faith that it is required to postpone or adjourn the Company Stockholder Meeting for such longer period of time in order to fulfill its fiduciary duties under Delaware Law), in the event that the Company Board or Special Committee determines in good faith (after consultation with its outside counsel) that the failure to postpone or adjourn the then scheduled Company Stockholder Meeting in order to give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to Company Stockholders or otherwise made available to Company Stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Recommendation Change) would reasonably be expected to be a breach of its fiduciary duties to the Company Stockholders under Delaware Law; and *provided further,* that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Company shall not be required to convene and hold the Company Stockholder Meeting at any time prior to the tenth (10th) Business Day immediately following the No Shop Period Start Date. Without limiting the generality of the foregoing, unless this Agreement is earlier terminated pursuant to Article VIII, the Company's obligations pursuant to the first sentence of this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal. Unless this Agreement is earlier terminated pursuant to Article VIII and subject to any Recommendation Change that the Company Board or the Special Committee may effect pursuant to the terms of Section 5.3(a), the Company shall solicit from the Company Stockholders proxies in favor of the adoption of this Agreement (which proxies will be solicited in compliance with all applicable Laws) and shall use its reasonable best efforts to secure the Requisite Stockholder Approval at the Company Stockholder Meeting.

5.5 Access

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Newco and its financial advisors, financing sources (and their counsel), business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records (including Tax records) and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a Default under, or give a third party the right terminate or accelerate the rights under, such Contract entered into prior to the date hereof, so long as in each such case, the Company uses its reasonable best efforts to obtain the requisite consent or enters into alternative arrangements to provide such access, or (iv) subject to the terms of Section 5.2(d), such documents or information relate directly or indirectly to any Acquisition Proposals that the Company or any of its Representatives may have received from any Person or any discussions or negotiations that the Company or any of its Representatives is having with respect to any Acquisition Proposal or any other proposals that could lead to an Acquisition Proposal; and provided further, that no information or knowledge obtained by Newco in any investigation conducted pursuant to the access contemplated by this Section 5.5 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Newco and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.5 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company's properties shall be subject to the Company's reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Newco or any of its financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.5.

### 5.6 Certain Litigation

The Company shall promptly advise Newco of any litigation commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Newco reasonably informed regarding any such litigation. The Company shall give Newco the opportunity to participate in the litigation, shall consult with the Company regarding the defense or settlement of any such stockholder litigation and shall consider Newco's views with respect to such stockholder litigation. The Company shall not settle any such litigation without Newco's prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

### 5.7 Section 16(b) Exemption

The Company shall take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

## ARTICLE VI
## ADDITIONAL COVENANTS

### 6.1 Reasonable Best Efforts to Complete

Upon the terms and subject to the conditions set forth in this Agreement, each of Newco, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and other Persons from whom any non-actions, waivers, consents, approvals, orders or authorizations are required and make all necessary registrations, declarations and filings with any Governmental Authorities and other Persons with whom any registrations, declarations or filings are required; (iii) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such

Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. The Company shall not take (or commit to take) any actions to divest or hold separate any assets or make any payments in connection with obtaining any consent hereunder without Newco's prior written consent (such consent not to be unreasonably withheld).

6.2 Regulatory Filings

(a)     Each of Newco and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act within twenty (20) Business Days following the execution and delivery of this Agreement, and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that is required by any other Antitrust Laws as soon as practicable following the execution and delivery of this Agreement. Each of Newco and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be reasonably required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable. Each of Newco and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR or any other Antitrust Laws with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Notwithstanding the foregoing, neither Newco nor any of its Affiliates shall be required to divest or hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to (or its ability to retain), any of its businesses, assets or product lines or that otherwise would reasonably be expected to materially adversely affect the benefits that Newco and its Affiliates expect to derive from the transactions contemplated by this Agreement.

(b)     Each of Newco, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 6.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 6.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and use their best efforts to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

6.3 Proxy Statement and Other Required Filings

(a) As soon as practicable following the date hereof, the Company, Newco and Merger Sub shall jointly prepare, and the Company shall file with the SEC, the Proxy Statement for use in connection with the solicitation of proxies from the Company Stockholders for use at the Company Stockholder Meeting. If the Company determines that it is required to file with the SEC any Other Required Company Filing under applicable Law, the Company shall promptly prepare and file with the SEC such Other Required Company Filing. If Newco, Merger Sub or any of their respective Affiliates determine that they are required to file any Other Required Newco Company Filing under applicable Law, then Newco, Merger Sub and their respective Affiliates, if applicable, shall promptly prepare and file with the SEC such Other Required Newco Filing. The parties will cooperate with each other in connection with the preparation of the Proxy Statement, any Other Required Company Filing and any Other Required Newco Filing. The Company, Newco and Merger Sub, as the case may be, shall furnish all information concerning the Company, on the one hand, and Newco and Merger Sub (and their respective Affiliates, if applicable), on the other hand, as the other may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement, any Other Required Company Filing and any Other Required Newco Filing. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement, any Other Required Company Filing and any Other Required Newco Filing. None of the Company, Newco, Merger Sub or any of their respective Affiliates shall file with the SEC the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, or any amendment or supplement thereto, and none of the Company, Newco, Merger Sub or any of their respective Affiliates, if applicable, shall correspond or otherwise communicate with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, in any such case without providing the other parties hereto a reasonable opportunity to review and comment thereon or participate therein, as the case may be. The Company, on the one hand, and Newco and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for an amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, or any receipt of a request by the SEC or its staff for additional information in connection therewith. If at any time prior to the Company Stockholder Meeting, any information relating to the Company, Newco or Merger Sub, or any of their respective partners, members, stockholders, directors, officers or Affiliates, should be discovered by the Company, Newco or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Newco Filing, as the case may be, so that the Proxy Statement, any Other Required Company Filing or Other Required Newco Filing, as the case may be, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other, and an appropriate amendment or supplement to the Proxy Statement or the applicable Other Required Company Filing or Other Required Newco Filing describing such information shall be promptly prepared and filed with the SEC and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders. The Company shall cause the Proxy Statement and any Other Required Company Filing to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. Newco and Merger Sub shall cause any Other Required Newco Filing to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Unless this Agreement is earlier terminated pursuant to Article VIII or the Company Board or the Special Committee shall effect a Recommendation Change pursuant to the terms of Section 5.3(a), the Company shall include the Company Board Recommendation (together with a copy of the opinion referred to in Section 3.26) in the Proxy Statement and, if applicable, any Other Required Company Filings.

6.4 Financing

(a)     Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting advisors, of the Company and its Subsidiaries to, provide to Newco all cooperation reasonably requested by Newco in connection with the arrangement of the Financing, including by (i) participating in meetings, presentations, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and other similar documents required in connection with the Debt Financing, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Newco (including a certificate of the chief financial officer of any of the Company or its Subsidiaries with respect to solvency matters and using its commercially reasonable efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing), (iv) furnishing Newco and its Debt Financing sources and their counsel with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Newco, including all financial statements required to be delivered as conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter, (v) using its commercially reasonable efforts to obtain any legal opinions, surveys and title insurance as reasonably requested by Newco, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company's current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (viii) using its commercially reasonable efforts to obtain any necessary rating agencies' ratings or confirmation of ratings for the Debt Financing, and (ix) taking all corporate actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available as of the Effective Time; *provided, however,* that (A) no obligation of the Company or any of its Subsidiaries under such credit or other agreement shall be effective until the Effective Time, (B) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, and (C) neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Financing prior to the Effective Time. Prior to the Effective Time, Newco shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with the foregoing cooperation. Prior to the Effective Time Newco shall indemnify and hold harmless the Company, its Subsidiaries and their respective directors, officers, employees, agents and other representatives, and from and after the Effective Time the Surviving Corporation shall indemnify and hold harmless the directors, officers, employees, agents and other representatives of the Company and its Subsidiaries, from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries), except to the extent that such losses, damages, claims, costs or expenses resulted from or arose out of the willful misconduct of the Company, any of its Subsidiaries or any such directors, officers, employees, agents and other representatives.

(b)     Newco shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter as soon as reasonably practicable following the date of this Agreement (and in any event prior to the Closing), including by (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letter or on other terms no less favorable, in the aggregate, to Newco and the Surviving Corporation, (iii) satisfying on a timely basis all conditions applicable to Newco and Merger Sub in such definitive agreements that are within their control, (iv) enforcing its rights under the Debt Commitment Letter, and (v) consummating the Debt Financing contemplated by the Debt Commitment Letter as soon as reasonably practicable following the date of this Agreement (and in any event prior to the Closing). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter for any reason, as promptly as practicable following the occurrence of such event Newco shall use its reasonable best efforts to obtain alternative financing from alternative sources ("Alternative Financing") on terms that are not less favorable, in the aggregate, to Newco and the Surviving Corporation than the Debt Financing contemplated by the Debt Commitment Letter as promptly as practicable following the occurrence of such event. Newco shall keep the Company reasonably apprised as to the status of, and any material developments relating to, the Debt Financing.

(c)     Newco shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing and as soon as reasonably practicable following the date of this Agreement (and in any event prior to the Closing), including by (i) maintaining in effect the Equity Commitment Letter, (ii) satisfying on a timely basis all conditions applicable to Newco in such Equity Commitment Letter that are within its control, if any, (iii) enforcing its rights under the Equity Commitment Letter, and (iv) consummating the Equity Financing as soon as reasonably practicable following the date of this Agreement (and in any event prior to Closing). Newco shall keep the Company reasonably apprised as to the status of, and any material developments relating to, the Equity Financing.

(d)     Unless the Company shall otherwise consent in writing, prior to the Effective Time, none of Newco, Merger Sub or any of their respective Affiliates shall enter into or make any Contracts, arrangements or understandings with any Person (other than with their other Affiliates) concerning contributions to be made to Newco or Merger Sub in connection with the transactions contemplated by this Agreement other than as set forth in the Financing Commitment Letters, nor any Contracts, arrangements or other understandings with any Person concerning the ownership of Newco, Merger Sub or the Surviving Corporation.

(e)     Prior to the Effective Time, none of Newco, Merger Sub or any of their respective Affiliates shall enter into or make any Contracts, arrangements or understandings with any Person (including the Lender) pursuant to which such Person agrees (i) to provide or otherwise make available debt financing (or to assist with the arrangement of debt financing) for the transactions contemplated by this Agreement to or for the benefit of Newco, Merger Sub, or any of their respective Affiliates on an exclusive basis, or (ii) to refrain from providing or making available debt financing (or to assist with the arrangement of debt financing) for the transactions contemplated by this Agreement to or for the benefit of any other Person.

6.5 Anti-Takeover Laws

In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Newco and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

6.6 Notification of Certain Matters

(a)     At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Newco and Merger Sub upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Newco and Merger Sub to consummate the transactions contemplated hereby set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing; *provided, however,* that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Newco and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and *provided further,* that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Newco pursuant to this Section 6.6(a).

(b)     At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Newco shall give prompt notice to the Company upon becoming aware that any representation or warranty made by it or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Newco or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the transactions contemplated hereby set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing; *provided, however,* that no such notification shall affect or be deemed to modify any representation or warranty of Newco and Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and *provided further,* that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 6.6(b).

6.7 Public Statements and Disclosure

None of the Company, on the one hand, or Newco and Merger Sub, on the other hand, hereby shall issue any public release or make any public announcement or disclosure concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release, announcement or disclosure may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood and hereby agreed that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); *provided, however*, that the restrictions set forth in this Section 6.7 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company pursuant to Section 5.3.

## 6.8 Directors' and Officers' Indemnification and Insurance

(a)     Newco shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers set forth in Section 6.8 of the Company Disclosure Letter and any person who becomes a director or officer of the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time (but in the case of any person who becomes a director or officer of the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time, solely to the extent that the terms and conditions of any such indemnification agreements are no more favorable, in the aggregate, to the indemnification agreements to which similarly situated directors and officers set forth in Section 6.8 of the Company Disclosure Letter are a party) (each, an "Indemnified Person" and collectively, the "Indemnified Persons"). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Newco shall cause the Surviving Corporation and its Subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses, covering acts and omissions of directors and officers (and any other employees or agents who otherwise would be entitled to similar benefits thereunder pursuant to the terms thereof in effect on the date hereof), in each case in their respective capacities as such, occurring at or prior to the Effective Time, that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner that adversely affects their rights thereunder except as required by applicable Law.

(b)     Prior to the Effective Time, Newco shall purchase a six-year "tail" prepaid policy on the Company's current directors' and officers' liability insurance ("D&O Insurance") in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance. Newco and the Surviving Corporation shall maintain such "tail" policy in full force and effect and continue to honor their respective obligations thereunder for so long as such "tail" policy shall remain in full force and effect.

(c)     If Newco or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Newco and the Surviving Corporation set forth in this Section 6.8.

(d)     The obligations set forth in this Section 6.8 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the "tail" policy referred to in Section 6.8(b) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the "tail" policy referred to in Section 6.8(b) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the "tail" policy referred to in Section 6.8(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the "tail" policy referred to in Section 6.8(b) (and their heirs and representatives)) under this Section 6.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(e)     The obligations and liability of Newco, the Surviving Corporation and their respective Subsidiaries under this Section 6.8 shall be joint and several.

(f)     Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and hereby agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

6.9 Obligations of Merger Sub

Newco shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

6.10    Confidentiality

Newco, Merger Sub and the Company hereby acknowledge that Newco and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

# ARTICLE VII
# CONDITIONS TO THE MERGER

7.1 <u>Conditions to Each Party's Obligations to Effect the Merger</u>

The respective obligations of Newco, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) prior to the Effective Time, of each of the following conditions:

(a)    <u>Requisite Stockholder Approval</u>.    The Requisite Stockholder Approval shall have been obtained.

(b)    <u>Requisite Regulatory Approvals</u>.    (i) Any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated, and (ii) all other material clearances, consents, approvals, orders and authorizations of Governmental Authorities required under applicable Antitrust Laws (other than the HSR Act) shall have been obtained.

(c)    <u>No Legal Prohibition</u>.    No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal in the State of Delaware or in any other jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the State of Delaware or in any other jurisdiction in which the Company has material business or operations, or (ii) issued or granted any Order that is in effect and has the effect of making the Merger illegal in the State of Delaware or in any other jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the State of Delaware or in any other jurisdiction in which the Company has material business or operations.

7.2 <u>Conditions to the Obligations of Newco and Merger Sub</u>

The obligations of Newco and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Newco:

(a)    <u>Representations and Warranties</u>.    The representations and warranties of the Company (i) set forth in <u>Section 3.1</u>, <u>Section 3.5</u>, <u>Section 3.7</u>, <u>Section 3.25</u> and <u>Section 3.26</u> of this Agreement shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except for representations and warranties made only as of a specified date, which need only be true and correct in all material respects as of the specified date), (ii) the representation and warranty of the Company set forth in <u>Section 3.11(b)</u> shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and (iii) set forth in <u>Article III</u> of this Agreement, other than those representations and warranties referenced in the preceding clause (i) and (ii), shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except in the case of the representations and warranties referenced in this clause (iii), (A) for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, and (B) for those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect; *provided, however,* that, for purposes of determining the accuracy of the representations and warranties of the Company set forth in the Agreement for purposes of clause (iii) of this Section 7.2(a), all "Company Material Adverse Effect" and other materiality qualifications (but not qualifications based on specific dollar amounts or thresholds) set forth in such representations and warranties shall be disregarded.

(b)     Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)     Officer's Certificate. Newco and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)     Company Material Adverse Effect. No Company Material Adverse Effect shall have arisen or occurred following the execution and delivery of this Agreement that is continuing.

(e)     Certain Contracts. Since the date of this Agreement, there has been no change in the material terms, including pricing terms and scope of the projects, of Material Contract between the Company and the parties listed on Section 7.2(e) of the Company Disclosure Letter, which change is materially adverse to the Company and its Subsidiaries taken as a whole.

7.3 Conditions to the Company's Obligations to Effect the Merger

The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)     Representations and Warranties.     The representations and warranties of Newco and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement, and (ii) for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Newco and Merger Sub to fully perform their respective covenants and obligations under this Agreement.

(b) <u>Performance of Obligations of Newco and Merger Sub</u>. Each of Newco and Merger Sub shall have performed in all material respects the obligations that are to be performed by them under this Agreement at or prior to the Effective Time.

(c) <u>Officer's Certificate</u>. The Company shall have received a certificate of Newco and Merger Sub, validly executed for and on behalf of Newco and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in <u>Section 7.3(a)</u> and <u>Section 7.3(b)</u> have been satisfied.

## ARTICLE VIII
## TERMINATION, AMENDMENT AND WAIVER

8.1 <u>Termination</u>

Notwithstanding the prior adoption of this Agreement by the Company Stockholders in accordance with the DGCL, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this <u>Section 8.1</u> shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Newco and the Company; or

(b) by either Newco or the Company, if the Merger shall have not been consummated by December 28, 2007 (the "<u>Outside Date</u>"); *provided, however,* that the right to terminate this Agreement pursuant to this <u>Section 8.1(b)</u> shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in any of the conditions to the Merger set forth in <u>Article VII</u> having failed to be satisfied on or before the Outside Date and such action or failure to act constitutes a material breach of this Agreement; or

(c) by either Newco or the Company if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal in the State of Delaware or in any other jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the State of Delaware or in any other jurisdiction in which the Company has material business or operations, or (ii) issued or granted any Order that is in effect and has the effect of making Merger illegal in the State of Delaware or in any other jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the Merger in the State of Delaware or in any other jurisdiction in which the Company has material business or operations, and such Order has become final and non-appealable; or

(d)     by either Newco or the Company, if the Company shall have failed to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any postponement or adjournment thereof); or

(e)     by the Company, in the event that (i) the Company is not then in material breach of its covenants, agreements and other obligations under this Agreement, and (ii) Newco and/or Merger Sub shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of Newco and Merger Sub set forth in this Agreement shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied by the Outside Date and such breach, violation or inaccuracy cannot be cured or, if curable, is not cured within thirty (30) days after Newco first receives written notice from the Company of such breach, violation or inaccuracy; or

(f)     by the Company, in the event that Newco and Merger Sub are in breach of their obligation to cause the Merger to be consummated pursuant to Section 2.2 because of their failure to receive the proceeds contemplated by the Debt Financing or their refusal to accept Alternative Financing on terms that are not less favorable, in the aggregate, to Newco and the Surviving Corporation than the Debt Financing contemplated by the Debt Commitment Letter; or

(g)     by the Company, in the event that at any time prior to obtaining the Requisite Stockholder Approval, the Company Board or the Special Committee authorizes the Company to enter into a definitive agreement relating to an Acquisition Proposal, provided that (i) the Company shall have complied in all material respects with the terms of Section 5.2 in connection with the Acquisition Proposal, (ii) the Company shall have (A) notified Newco at least three (3) Business Days prior to terminating this Agreement pursuant to this Section 8.1(g) that the Company has received an Acquisition Proposal that constitutes a Superior Proposal (it being understood and hereby agreed that the Company's delivery of such notice to Newco shall not be deemed to be a Recommendation Change under the terms of this Agreement), which notice shall include the identity of the party making such Acquisition Proposal and a copy of the proposed definitive agreement(s) for the Acquisition Transaction contemplated by such Acquisition Proposal, and (B) negotiated in good faith with Newco and its agents and advisors during such three-Business Day period regarding any modifications to the price and other terms and conditions of this Agreement proposed by Newco in response thereto (it being understood and hereby agreed that any material change in the terms and conditions of such Acquisition Proposal shall require a new three-Business Day notice and negotiation period), (iii) following the three-Business Day period referenced in the preceding clause (ii), the Company Board or the Special Committee shall have determined in good faith (after consulting with its independent financial advisor and outside counsel (it being understood and hereby agreed that the independence of such financial advisor shall be determined by the Company Board or the Special Committee, as the case may be) and after considering in good faith any proposed modifications to the price and other terms and conditions of this Agreement that Newco has made) that the Acquisition Proposal continues to constitute a Superior Proposal, (iv) the Company enters into a definitive agreement in respect of the Acquisition Transaction contemplated by such Acquisition Proposal effective upon the termination of this Agreement, and (v) the Company pays Newco the Company Termination Fee payable to Newco pursuant to Section 8.3(b)(iii); or

(h) by Newco, in the event that (i) Newco and Merger Sub are not then in material breach of their respective covenants, agreements and other obligations under this Agreement, and (ii) the Company shall have breached or otherwise violated any of its material covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case such that the conditions to the Merger set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied by the Outside Date and such breach, violation or inaccuracy cannot be cured or, if curable, is not cured within thirty (30) days after the Company first receives written notice from Newco of such breach, violation or inaccuracy; or

(i) by Newco, in the event that (i) the Company Board, the Special Committee or any other committee of the Company Board shall have for any reason effected a Recommendation Change or been deemed to have effected a Recommendation Change; provided, however, that Newco's right to terminate this Agreement pursuant to this Section 8.1(i) in respect of a Recommendation Change shall expire fifteen (15) Business Days after the first date upon which the Company makes such Recommendation Change, or (ii) a tender or exchange offer for Company Common Stock that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Newco and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have issued a public statement (and filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act) reaffirming the Company Board Recommendation and recommending that the Company Stockholders reject such Acquisition Proposal and not tender any shares of Company Common Stock into such tender or exchange offer.

8.2 Notice of Termination; Effect of Termination

Except as provided by Section 8.1(g), any proper and valid termination of this Agreement pursuant to Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any partner, member, stockholder, director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (b) subject to the terms of Section 8.3(f) and Section 9.8, nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

### 8.3 Fees and Expenses

(a)     General.    Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses, whether or not the Merger is consummated; *provided, however*, that the parties shall each pay 50% of the filing fee payable in connection with the submission of the Notification and Report Form relating to this Agreement under the HSR Act.

(b)     Company Payments.

(i)     In the event that this Agreement is terminated by Newco or the Company pursuant to Section 8.1(d), the Company shall pay to Newco an amount in cash (without interest) equal to the amount of reasonable, documented, out-of-pocket costs and expenses actually incurred by Newco, Merger Sub and the Guarantors in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby (such Expenses not to exceed $10,000,000 in the aggregate) ("Newco Expenses"), by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, within two (2) Business Days after such termination.

(ii)     The Company shall pay to Newco the Company Termination Fee (less any Newco Expenses previously paid by the Company pursuant to Section 8.3(b)(i)), by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, within two (2) Business Days after demand by Newco, in the event that (A) this Agreement is terminated by Newco or the Company pursuant to Section 8.1(d), (B) at the time of such termination, the conditions set forth in Section 7.1(c) and Section 7.3(a) and Section 7.3(b) have been satisfied (in the case of Section 7.3(b), solely with respect to covenants and other obligations of Newco and Merger Sub to be satisfied prior to the date of termination, and for all such conditions treating the date of termination as if it were the Closing Date), (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d), a Competing Acquisition Transaction shall have been publicly announced and not withdrawn or shall have become publicly known and not withdrawn, and (D) within 270 calendar days following the termination of this Agreement pursuant to Section 8.1(d), either a Competing Acquisition Transaction (whether or not the Competing Acquisition Transaction referenced in the preceding clause (C)) is consummated or the Company enters into a definitive agreement providing for a Competing Acquisition Transaction (whether or not the Competing Acquisition Transaction referenced in the preceding clause (C)) and such Competing Acquisition Transaction is subsequently consummated. For purposes of the foregoing, a "Competing Acquisition Transaction" shall have the same meaning as an "Acquisition Transaction" except that all references therein to "twenty percent (20%)" shall be a reference to "fifty percent (50%)".

(iii)     In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g), the Company shall pay to Newco the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, at or prior to the time of such termination and as a condition to the effectiveness of such termination.

(iv)     In the event that this Agreement is terminated by Newco pursuant to Section 8.1(i), the Company shall pay to Newco a cash fee equal to the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, within two (2) Business Days after such termination.

(c)     Newco Payments.  In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f), Newco shall pay to the Company the Newco Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after such termination.

(d)     Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company or Newco be required to pay the Company Termination Fee or the Newco Termination Fee, respectively, on more than one occasion.

(e)     Enforcement.  The parties hereto acknowledge and hereby agree that the covenants and agreements set forth in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not have entered into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty.  If the Company fails to pay as directed in writing by Newco any amounts due to Newco pursuant to this Section 8.3, or Newco fails to pay the Company any amounts due to the Company pursuant to this Section 8.3, in either case within the time periods specified in this Section 8.3, then the Company or Newco, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Newco or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(f)     Newco Termination Fee Remedy.  Notwithstanding anything to the contrary set forth in this Agreement, if (i) Newco and Merger Sub are in breach of their obligation to cause the Merger to be consummated pursuant to Section 2.2 because of their failure to receive the proceeds contemplated by the Debt Financing or their refusal to accept Alternative Financing on terms that are not less favorable, in the aggregate, to Newco and the Surviving Corporation than the Debt Financing contemplated by the Debt Commitment Letter, and (ii) neither Newco nor Merger Sub have breached this Agreement other than as a result of their failure to cause the Merger to be consummated pursuant to Section 2.2 because of their failure to receive the proceeds contemplated by the Debt Financing or their refusal to accept Alternative Financing on terms that are not less favorable, in the aggregate, to Newco and the Surviving Corporation than the Debt Financing contemplated by the Debt Commitment Letter, then (A) the Company's termination of this Agreement pursuant to Section 8.1(f) and receipt of the Newco Termination Fee pursuant to Section 8.3(c) or the Guarantee (together with the amounts available under Section 8.3(e)) shall be the Company's sole and exclusive remedy against Newco, Merger Sub, the Guarantors and any of their respective former, current or future directors, officers, employees, agents, partners, managers, members, Affiliates, stockholders, assignees or representatives of any of the foregoing (each a "Specified Person") for any loss or damage suffered by the Company as a result of such breach, and (B) upon the termination of this Agreement and the Company's receipt of the Newco Termination Fee pursuant to Section 8.3(c) or the Guarantee (together with the amounts available under Section 8.3(e)), (1) none of Newco, Merger Sub, the Guarantors or any of their respective Specified Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, and (2) the Company, it Subsidiaries and its Affiliates shall be precluded from any other remedy against Newco, Merger Sub, the Guarantors or any of their respective Specified Persons, at Law or in equity or otherwise, and neither the Company nor any of its Subsidiaries, Affiliates, stockholders, partners, members, directors, officers, or agents may seek to obtain any injunctive relief or any other recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Newco, Merger Sub, the Guarantors or any of their respective Specified Persons in connection with this Agreement or the transactions contemplated hereby. Nothing in this Section 8.3(f) shall in any way diminish or otherwise limit the Company's rights under Section9.7.

### 8.4 Amendment

Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Newco, Merger Sub and the Company; *provided, however*, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders without such approval.

### 8.5 Extension; Waiver

At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

## ARTICLE IX
## GENERAL PROVISIONS

9.1 <u>Survival of Representations, Warranties and Covenants</u>

The representations, warranties and covenants of the Company, Newco and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

9.2 <u>Notices</u>

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a)    if to Newco or Merger Sub., to:

Axio Holdings LLC
c/o ValueAct Capital Master Fund, L.P.
435 Pacific Avenue, 4<sup>th</sup> Floor
San Francisco, California 94133
Attention: Allison Bennington, General Counsel
Telecopy No.:(415) 362-5727

with a copy (which shall not constitute notice) to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104
Attention:    Christopher G. Karras
             Lisa C.S. Burnett
Telecopy No.: (215) 994-2222

and:

Axio Holdings LLC
c/o Silver Lake Partners
9 West 57th Street, 25th Floor
New York, New York 10019
Attention: Mike Bingle

Facsimile No: (212) 981-3535

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Attention: William E. Curbow
Fax: (212) 455-2502


(b)     if to the Company, to:

Acxiom Corporation
1 Information Way
Little Rock, Arkansas 72203
Attention: Jerry Jones, Business Development/Legal Leader
Telecopy No.: (501) 342-3913

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
1301 Avenue of the Americas
40th Floor
New York, New York 10019-6022
Attention: Selim Day
Telecopy No.: (212) 999-5899

and:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
1 Market Street, Spear Tower
Suite 3300
San Francisco, California 94105
Attention: Michael S. Ringler
Telecopy No.: (415) 947-2099

and:

Morris Nichols Arsht & Tunnell LLP
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347
Attention: Jeffrey R. Wolters, Esq.

### 9.3 Assignment

No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

### 9.4 Entire Agreement

This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Guarantee, the Company Disclosure Letter and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; *provided, however*, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

### 9.5 Third Party Beneficiaries

Except as set forth in or contemplated by the terms and provisions of the final sentence of Section 6.4(a) and in Section 6.8, this Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

### 9.6 Severability

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

### 9.7 Specific Performance

The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, and Newco and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and

Newco and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, in addition to any other remedy that may be available at law or in equity; *provided, however*, that notwithstanding the foregoing, the Company shall not be entitled to an injunction or injunctions to prevent Newco or Merger Sub from failing to, or to specifically enforce their respective obligations to, cause the Merger to be consummated pursuant to Section 2.2.

### 9.8 Newco Damage Limitation

The Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Newco and Merger Sub for such losses or damages shall be limited to $111,250,000 inclusive of the Newco Termination Fee (and the amounts available under Section 8.3(e)), if applicable, (ii) the liability of the Guarantors shall be limited to the express obligation of the Guarantors under the Guarantees, and (iii) in no event will the Company seek to recover any monetary damages in excess of such amount from Newco, Merger Sub, the Guarantors or their respective Affiliates or Specified Persons in connection therewith; *provided, however*, the foregoing shall not diminish or otherwise limit the Company's rights under Section 9.7.

### 9.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

### 9.10 Consent to Jurisdiction

Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

### 9.11 WAIVER OF JURY TRIAL

EACH OF NEWCO, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF NEWCO, COMPANY OR MERGER SUB IN THE

NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.12    Company Disclosure Letter References  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13    Counterparts This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

*[Remainder of Page Intentionally Left Blank]*

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

AXIO HOLDINGS LLC

By: /s/ Jeffrey W. Ubben

Name: Jeffrey W. Ubben

Title: President

AXIO ACQUISITION CORP.

By: /s/ Jeffrey W. Ubben

Name: Jeffrey W. Ubben

Title: President

ACXIOM CORPORATION

By: /s/ Charles D. Morgan

Name: Charles D. Morgan

Title: Company Leader

**[AGREEMENT AND PLAN OF MERGER]**

**Exhibit 10.1**

## AMENDMENT NO. 2 TO AGREEMENT

This Amendment No. 2 to Agreement (this "Amendment") is made and entered into as of May 16, 2007, by and among Acxiom Corporation (the "Company" or "Acxiom"), on the one hand, and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., ValueAct Capital Management, LLC (collectively, the "ValueAct Group"), on the other hand. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

## RECITALS

A.     The ValueAct Group and the Company are parties to that certain Agreement dated August 5, 2006, as amended by Amendment No. 1 on August 5, 2006 (the "Agreement").

B.     Concurrently with the execution of this Agreement, the Company, Axio Holdings LLC, a Delaware limited liability company ("Newco") and Axio Acquisition Corp., a Delaware corporation are entering into an Agreement and Plan of Merger Agreement (as it may be amended or supplemented from time to time, the "Merger Agreement") and the Voting Agreement attached as Exhibit B thereto (the "Voting Agreement").

C.     The ValueAct Group is an affiliate of Newco.

D.     The ValueAct Group and the Company desire to amend the Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the covenants and premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.     <u>Amendment to Section 7 of the Agreement</u>. Section 7 of the Agreement is hereby amended by adding the following language at the end thereof:

"The Company and the ValueAct Group hereby agree that notwithstanding the foregoing, Axio Holdings LLC, a Delaware limited liability company ("Newco") and an affiliate of the ValueAct Group, may enter into that certain Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the "Merger Agreement") by and among the Company, Newco and Axio Acquisition Corp., a Delaware corporation, and all exhibits attached thereto, including the Voting Agreement, attached as Exhibit B thereto (the "Voting Agreement"), copies of which are attached hereto as Exhibit A, and to consummate the transactions contemplated thereby, in compliance with the terms and conditions set forth in the Merger Agreement and the Voting Agreement, as applicable."

2.     <u>Effect on Agreement</u>. The Agreement shall continue in full force and effect as amended by this Amendment. From and after the date hereof, all references to the Agreement shall be deemed to mean the Agreement, as amended by this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
     Name: Jerry C. Jones
     Title: Vice President


VA PARTNERS, LLC

By: /s/ Jeffrey W. Ubben
     Name: Jeffrey W. Ubben
     Title: Managing Member


VALUEACT CAPITAL MASTER FUND, L.P.

By: /s/ Jeffrey W. Ubben
     Name: Jeffrey W. Ubben
     Title: Managing Member


VALUEACT CAPITAL MANAGEMENT, L.P.

By: /s/ Jeffrey W. Ubben
     Name: Jeffrey W. Ubben
     Title: Managing Member


VALUEACT CAPITAL MANAGEMENT, LLC

By: /s/ Jeffrey W. Ubben
     Name: Jeffrey W. Ubben
     Title: Managing Member


**[SIGNATURE PAGE TO AMENDMENT]**

Exhibit 10.2

# VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of May 16, 2007 by and between Acxiom Corporation, a Delaware corporation (the "Company"), and the undersigned stockholder ("Stockholder") in the Company. Certain capitalized terms used in this Agreement are defined in Section 6 hereof and certain other capitalized terms used in this Agreement that are not defined herein shall have the respective meanings given to such terms in the Merger Agreement (as defined below).

## W I T N E S S E T H:

WHEREAS, Stockholder is the holder of record and/or the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of Company Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Axio Holdings LLC, a Delaware limited liability company ("Newco"), and Axio Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Newco ("Merger Sub"), are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into the Company (the "Merger") and all of the outstanding Company Common Stock will be cancelled and converted into the right to receive the merger consideration set forth therein, all upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to the Company's willingness to enter into the Merger Agreement, Stockholder has agreed to execute and deliver this Agreement;

## AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.     Agreement to Vote Subject Securities. From the period commencing with the execution and delivery of this Agreement and continuing until the Termination Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall vote or cause to be voted the Subject Securities:

(a)     unless the Company Board has recommended (and continues to recommend) that the holders of Company Common Stock vote in favor of a Superior Proposal or the Company Board or the Special Committee has effected a Recommendation Change, in favor of the adoption and approval of (i) the Merger Agreement, (ii) the Merger, and (iii) any other transaction or matter contemplated by the Merger Agreement or that would reasonably be expected to facilitate the Merger that is submitted for a vote of the stockholders of the Company;

(b)     in the event that the Company receives a Superior Proposal prior to obtaining the Requisite Stockholder Approval in connection with the Merger Agreement and the Merger, in favor of such Superior Proposal if recommended to the holders of the Company Common Stock by action of the Company Board, the Special Committee or any other duly constituted committee of the Company Board ("Board Action") and, as recommended by Board Action, any other matter with respect to such Superior Proposal that is submitted for a vote of the stockholders of the Company; and

(c)     unless the Company Board has recommended (and continues to recommend) that the holders of Company Common Stock vote in favor of a Superior Proposal or the Company Board or the Special Committee has effected a Recommendation Change, against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or which would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement.

2.     Agreement to Retain Subject Securities.

(a)     Restriction on Transfer. From the period commencing with the execution and delivery of this Agreement and continuing until the earlier of (i) December 28, 2007, or (ii) the Termination Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

(b)     Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Termination Date, Stockholder shall ensure that, without the Company's prior written consent, (i) none of the Subject Securities is deposited into a voting trust, and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

3.     Representations, Warranties and Covenants of the Stockholders. Stockholder hereby represents and warrants to the Company as follows:

(a)     Authorization. All consents, approvals, authorizations and orders necessary for the execution and delivery by Stockholder of this Agreement have been obtained, and Stockholder has all legal capacity, full right, power and authority to enter into this Agreement, and perform Stockholder's obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitute valid and binding agreements of Stockholder, each enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity.

(b)     No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any Law that is applicable to the Subject Securities held by Stockholder, or (ii) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any understanding, agreement or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of the Subject Securities is or may be bound.

(c) Title to Securities. As of the date of this Agreement, (i) Stockholder holds of record (free and clear of any encumbrances or restrictions of any kind) the number of outstanding shares of Company Common Stock set forth under the headings "Shares Held of Record" on the signature page hereof, with the full power to vote or direct the voting of such shares, (ii) Stockholder Owns the number of outstanding shares of Company Common Stock set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof, with the full power to vote or direct the voting of such securities, and (iii) Stockholder and its Affiliates do not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

(d) Reliance by the Company. Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder, the performance by Stockholder of its obligations under this Agreement and the compliance by Stockholder with the terms hereof.

4.     Additional Covenants of the Stockholder.

(a) Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder's sole cost and expense) execute and deliver, or cause to be executed and delivered, such additional instruments, and shall (at Stockholder's sole cost and expense) take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

(b) Appraisal Rights. Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the adoption of the Merger Agreement that it may have under applicable Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to the Subject Securities.

5.     Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) "Company Common Stock" shall mean the common stock, par value $0.10 per share, of the Company, together with the Preferred Stock Purchase Rights appurtenant thereto issued under the Company Rights Plan.

(b) Stockholder is deemed to "Own" or to have acquired "Ownership" of a security if such Stockholder is the "beneficial owner" of such security within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c) "Subject Securities" shall mean (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) that are Owned by Stockholder as of the date of this Agreement, and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period commencing with the execution and delivery of this Agreement and continuing until the Termination Date.

(d)    "Termination Date" shall mean the earliest to occur of the date upon which (i) the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the transaction contemplated by a Superior Proposal is consummated, (iii) the Merger Agreement is validly terminated in accordance with its terms, *provided, however,* that no Acquisition Proposal which either constitutes, or could reasonably be expected to lead to, a Superior Proposal is then outstanding, or (iv) December 28, 2007.

(e)    A Person is deemed to have effected a "Transfer" of a security if such Person directly or indirectly (i) sells, tenders, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than the Company, (ii) enters into an agreement or commitment contemplating the possible sale of, tender of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than the Company, or (iii) reduces such Person's beneficial ownership of, interest in or risk relating to such security.

6.    Miscellaneous.

(a)    Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be null and void and of no force or effect whatsoever. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and its respective successors and assigns, and shall inure to the benefit of the Company and its successors and assigns.

(b)    No Third Party Beneficiaries. Nothing in this Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

(c)    Fees and Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring any such cost or expense, whether or not the Merger is consummated.

(d)    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Stockholder of any covenant or obligation of Stockholder set forth in this Agreement, the Company shall be entitled to an injunction or injunctions to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened of, or to enforce compliance with, the covenants and obligations of Stockholder under this Agreement, in addition to any other remedy that may be available at law or in equity.

(e)     Waiver. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Company shall not be deemed to have waived any claim available to the Company arising out of this Agreement, or any power, right, privilege or remedy of the Company under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(f)     Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the party to be notified at such party's address or facsimile number as set forth below, or as subsequently modified by written notice:

if to the Company:

Acxiom Corporation
1 Information Way
Little Rock, Arkansas 72203
Attention: Jerry Jones, Business Development/Legal Leader
Telecopy No.:(501) 342-3913

with a copy (which copy shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
1301 Avenue of the Americas
40th Floor
New York, New York 10019-6022
Attention:  Selim Day
Telecopy No.:  (212) 999-5899

and:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market Street
Spear Tower, Suite 3300
San Francisco, California 94105
Attention: Michael S. Ringler
Telecopy No.: (415) 947-2099

if to Stockholder:

ValueAct Capital Master Fund, L.P.
435 Pacific Avenue
San Francisco, CA 94133
Attention: Allison Bennington
Telecopy No.: (415) 362-5727

with a copy to (which copy shall not constitute notice) to:

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104
Attention: Christopher G. Karras
Lisa C.S. Burnett
Telecopy No.: (215) 994-2222

(g)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(h)    Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within New Castle County, State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(i)    WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY OR STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(j)     <u>Counterparts</u>. This Agreement may be executed and delivered (including by facsimile) in separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

(k)     <u>Severability</u>. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

(l)     <u>Amendments and Modification</u>. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(m)     <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

*[Remainder of Page Intentionally Left Blank]*

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written.

ACXIOM CORPORATION

By: /s/ Charles D. Morgan
     Name: Charles D. Morgan
     Title: Company Leader

STOCKHOLDER:

VALUEACT CAPITAL MASTER FUND, L.P.

BY: VA PARTNERS, L.L.C., its General
     Partner

By: /s/ Jeffrey W. Ubben
     Name: Jeffrey W. Ubben
     Title: Managing Member

| Shares of Company Common Stock Held of Record | Additional Securities Beneficially Owned |
|---|---|
| 4,356 | 10,325,355 |

**[VOTING AGREEMENT]**

**Exhibit 99.1**

**For more information, contact:**
Katharine Raymond or Suellen Vann
Acxiom Corporation
(501) 252-3545 or (501) 252-0263
EACXM

For Silver Lake:
Matt Benson/Elizabeth Hanahan
Sard Verbinnen & Co
415-618-8750

For ValueAct Capital:
George Hamel
(415) 362-3700

# Acxiom Agrees to Be Acquired
# by Silver Lake and ValueAct Capital for $3.0 Billion

**LITTLE ROCK, Ark. – May 16, 2007** – Acxiom® Corporation (Nasdaq: ACXM; www.acxiom.com) announced today that it has entered into a definitive agreement to be acquired by Silver Lake, the leading investment firm focused on large-scale investments in technology-driven growth industries, and ValueAct Capital, one of the largest investment firms that makes strategic block and control investments in public and private companies. Silver Lake and ValueAct Capital will acquire 100 percent of the outstanding equity interests in the company in an all-cash transaction valued at $3.0 billion, including the assumption of approximately $756 million of debt.

Under the terms of the agreement, Acxiom stockholders will receive $27.10 in cash for each outstanding share of stock. This represents a premium of approximately 14 percent over the closing share price on May 16, 2007, the last trading day before disclosure of the agreement with Silver Lake and ValueAct Capital with respect to the acquisition of the company and a premium of approximately 20 percent per share over Acxiom's average closing price per share during the 30 trading days ended May 16, 2007.

A special committee of the board made up of four independent directors was responsible for managing the process and retained independent legal and financial advisors to assist it in connection with its deliberations. Based on the unanimous recommendation of the special committee, the board of directors approved the merger agreement and recommended to Acxiom's stockholders that they vote in favor of the transaction.

The merger agreement provides that Acxiom may solicit and entertain proposals from other companies during the next 60 days. In accordance with the agreement, the board of directors of Acxiom, through the special committee and with the assistance of its independent advisors, intends to actively solicit other proposals during this period. The transaction is expected to close in the next three to four months and is subject to approval by the company's stockholders, regulatory approvals and other customary closing conditions. Silver Lake and ValueAct Capital have received customary debt financing commitments from third-party financing sources.

"We are pleased to reach this agreement because it gives us an opportunity to deliver excellent value to Acxiom's shareholders," said Charles D. Morgan, Acxiom's chairman and chief executive officer. "We believe this deal will benefit our clients, our associates and our industry."

Morgan said that "ValueAct Capital has consistently contributed valuable strategic insights to our business over the past four years, and Jeffrey Ubben, ValueAct Capital's managing partner, has provided further leadership since August 2006 as a member of our Board of Directors. Silver Lake is the premier investment firm in the technology sector, and their deep domain expertise makes them an outstanding partner for Acxiom."

"Clearly, we at ValueAct Capital have been an investor in Acxiom for several years because we are attracted by the foundation that Charles and his team have put in place, and we continue to believe in the company," Ubben said.

"We see Acxiom as the clear leader in technology-enabled marketing solutions," said Michael Bingle, a managing director of Silver Lake. "We believe that through continued investments in its technology, people and customer relationships, Acxiom will build on its history of innovation and industry leadership."

Stephens Inc. and Merrill Lynch & Co. are acting as financial advisors to the special committee of the Acxiom Board of Directors and each have a delivered a fairness opinion. Other parties interested in making a proposal are directed to contact the special committee's financial advisors, Michael Costa of Merrill Lynch and Noel Strauss of Stephens. UBS Securities LLC is acting as financial advisor and providing financing to Silver Lake and ValueAct Capital in connection with the transaction.

Acxiom will hold a conference call at 6:45 p.m. CDT today to discuss the agreement. This conference call will be broadcast live over the Internet and can be accessed by all interested parties through www.acxiom.com. To listen to the live call, please go to the website at least five minutes prior to the start of the call to register, download and install any necessary audio software. For those who are not available to listen to the live broadcast, a replay will be available shortly after the call.

**About Acxiom**
Acxiom Corporation (Nasdaq: ACXM; www.acxiom.com) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data products, database services, IT outsourcing, consulting and analytics, and privacy

leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia, China and Canada. For more information, visit www.acxiom.com.

## About Silver Lake

Silver Lake is the leading investment firm focused on large scale investments in technology, technology-enabled, and related growth industries. Silver Lake seeks to achieve superior returns by investing with the strategic insight of an experienced industry participant, the operating skill of a world-class manager and the financial expertise of a disciplined private equity investor. Silver Lake's mission is to function as a value-added partner to the management teams of the world's leading technology franchises. Its portfolio includes or has included technology industry leaders such as Ameritrade, Avago, Business Objects, Flextronics, Gartner, Instinet, IPC Systems, MCI, NASDAQ, Network General, NXP, Sabre Holdings, Seagate Technology, Serena Software, SunGard Data Systems, Thomson and UGS. For more information, please visit www.silverlake.com.

## About ValueAct Capital®

ValueAct Capital, with offices in San Francisco and Boston and more than $5 billion in investments, seeks to make active strategic-block value investments in a limited number of companies. The principals have demonstrated expertise in sourcing investments in companies they believe to be undervalued, and then working with management and/or the company's board to implement strategies that generate superior returns on invested capital.

## Additional Information and Where to Find It

In connection with the proposed transaction, Acxiom will be filing a proxy statement and relevant documents concerning the transaction with the Securities and Exchange Commission ("SEC"). SECURITY HOLDERS OF ACXIOM ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations, Acxiom Corporation, 1 Information Way, Little Rock, 72202 (501-342-3545). In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's web site at www.sec.gov.

Acxiom and its directors, executive officers and certain other members of its management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Acxiom's stockholders in connection with the transaction, which may be different than those of Acxiom stockholders generally. Information regarding the interests of such directors and executive officers is included in Acxiom's proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and information concerning all of Acxiom's participants in the solicitation will be included in the proxy statement relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at http://www.sec.gov and from Investor Relations, Acxiom Corporation, 1 Information Way, Little Rock, 72202 (501-342-3545).

## Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements based on the current expectations of Acxiom's management. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against Acxiom and others following announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to completion of the merger, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (4) the failure to obtain the necessary debt financing arrangements as set forth in commitment letters received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (6) the ability to recognize the benefits of the merger; (7) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the merger. Many of the factors that will determine the outcome of the subject matter of this press release are beyond Acxiom's ability to control or predict. Acxiom undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.